Exhibit 1
EXECUTION COPY
AGREEMENT AND PLAN OF REORGANIZATION
BY AND AMONG
OMNITURE, INC.,
VOYAGER MERGER CORP.
AND
VISUAL SCIENCES, INC.
Dated as of October 25, 2007

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TABLE OF DEFINED TERMS

Term	Section
Acquisition	7.3(b)(iii)
Acquisition Proposal	5.3(g)(i)
Affiliate Letter	5.13
Agreement	Introduction
Antitrust Clearance Date	7.1(b)
Appraisal Rights	1.12
Board Recommendations	5.2(b)
Book-Entry Shares	1.7(c)
Burdensome Condition	5.6(c)
Certificate of Merger	1.2
Certificates	1.7(c)
Change of Recommendation	5.3(d)(ii)
Closing	1.2
Closing Date	1.2
COBRA	2.12(b)
Code	Recitals
Company	Introduction
Company Affiliate	5.13
Company Balance Sheet	2.4(b)
Company Board Recommendation	5.2(b)
Company Charter Documents	2.1(b)
Company Common Stock	1.6(a)
Company Disclosure Letter	Article II

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Term	Section
Company Employees	5.9(c)
Company Employee Plan	2.12(a)
Company Financials	2.4(b)
Company Intellectual Property	2.7(a)(ii)
Company Owned Intellectual Property	2.7(a)(vi)
Company Material Adverse Effect	8.3(c)
Company Options	2.2(b)(i)
Company Permits	2.8(b)
Company Preferred Stock	2.2(a)(i)
Company Products	2.7(c)
Company Registered Intellectual Property	2.7(a)(v)
Company Restricted Stock	1.6(b)
Company SEC Reports	2.4(a)
Company Stock Plan or Company Stock Plans	1.6(e)
Company Stockholders’ Meeting	2.16
Company Termination Fee	7.3(b)(i)(1)
Confidentiality Agreement	5.4(a)
Contaminants	2.7(r)
Continuing Employees	5.9(c)
Contract	2.2(a)(ii)
Controlled Group Affiliate	2.12(e)
D&O Insurance	5.11(b)
Delaware Law	Recitals
Dissenting Shares	1.12
Distributed Company Product	2.7(p)

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Term	Section
Domain Names	2.7(a)(i)
Effect	8.3(c)
Effective Time	1.2
Employee	2.12(a)
Employee Agreement	2.12(a)
End Date	7.1(b)
Environmental Laws	2.14(b)
ERISA	2.12(c)(i)
Exchange Act	2.3(d)
Exchange Agent	1.7(a)
Exchange Fund	1.7(b)
Exempt Representations	1.1(c)
Export Approvals	2.21(b)
FCPA	2.22
GAAP	2.4(b)
Goldman Agreement	2.10
Goldman Fairness Opinion	2.18
Governmental Entity	2.3(d)
Hazardous Materials	2.14(b)
HSR Act	2.3(d)
Indemnified Parties	5.11(a)
Initial End Date	7.1(b)
Intellectual Property	2.7(a)(i)
International Employee Plan	2.12(g)
Knowledge	8.3(b)

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Term	Section
Leased Real Property	2.13(a)
Leases	2.13(a)
Legal Requirements	2.2(d)(ii)
Liens	2.1(d)
Merger	1.1(a)
Merger Consideration	1.6(a)
Merger Sub	Introduction
Merger Sub Common Stock	1.6(d)
Nasdaq	1.6(g)
Open Source	2.7(p)
Option Exchange Ratio	5.9(a)(i)
Parent	Introduction
Parent Balance Sheet	3.4(b)
Parent Board Recommendation	5.2(b)
Parent Charter Documents	3.1(b)
Parent Common Stock	Recitals
Parent Disclosure Letter	Article III
Parent Financials	3.4(b)
Parent Material Adverse Effect	8.3(d)
Parent Options	3.2(b)(i)
Parent Preferred Stock	3.2(a)(i)
Parent SEC Reports	3.4(a)
Parent Stockholders Meeting	2.16
Parent Stock Plans	3.2(b)(i)
Party or Parties	Introduction

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Term	Section
Permits	2.8(b)
Permitted Parent Action	5.2(b)
Person	8.3(e)
Per Share Cash Amount	1.6(a)
Per Share Stock Amount	1.6(a)
Prospectus/Joint Proxy Statement	2.16
PTO	2.7(b)
Registered Intellectual Property	2.7(a)(iii)
Registration Statement	2.16
Required Company Stockholders	2.3(a)
Routine Grants	4.1(b)(iv)
Required Parent Stockholders	3.3(a)
Sarbanes-Oxley Act	2.4(c)
SEC	2.3(d)
Second Merger	1.1(b)
Section 409A	2.12(i)
Securities Act	2.4(a)
Share Issuance	Recitals
Software	2.7(a)(iv)
Standard Terms	4.1(b)(iv)
Stockholders’ Meeting	5.2(a)
Subsidiary	2.1(a)
Subsidiary Charter Documents	2.1(b)
Substantial Customer Contracts	2.20(b)
Superior Offer	5.3(g)(ii)

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Term	Section
Supplement Letter	1.1(c)
Surviving Corporation	1.1(a)
SVB Facility	4.1(b)(xxii)
Tax or Taxes	2.6(a)
Tax Incentive	2.6(b)(xii)
Tax Opinions	5.14
Tax Return	2.6(a)
Terminating Employee Plans	5.9(b)
Triggering Event	7.1(h)
URLs	2.7(a)(i)
Voting Agreements	Recitals
Voting Debt	2.2(c)

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INDEX OF EXHIBITS

Exhibits A-1 and A-2	Voting Agreement
Exhibit B-1 and B-2	Tax Representation Letters
Exhibit C	Certificate of Incorporation

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AGREEMENT AND PLAN OF REORGANIZATION
     This AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”) is made and entered into as of October 25, 2007, by and among Omniture, Inc., a Delaware corporation (“Parent”), Voyager Merger Corp., a Delaware corporation and direct wholly-owned subsidiary of Parent (“Merger Sub”), and Visual Sciences, Inc., a Delaware corporation (the “Company”). Hereafter, Parent, Merger Sub and Company shall be referred to individually as a “Party” and collectively as the “Parties.”
RECITALS
     A. The respective Boards of Directors of Parent, Merger Sub and the Company have deemed it advisable and in the best interests of their respective corporations and stockholders that Parent and the Company consummate the business combination and other transactions provided for herein in order to advance their respective long-term strategic business interests.
     B. The respective Boards of Directors of Parent, Merger Sub and the Company have approved, in accordance with applicable provisions of the laws of the state of Delaware (“Delaware Law”), this Agreement and the transactions contemplated hereby, including the Merger.
     C. Concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s and the Company’s willingness to enter into this Agreement, certain stockholders of Parent and the Company are entering into a Voting Agreement and irrevocable proxy in substantially the forms attached hereto as Exhibits A-1 and A-2, respectively (the “Voting Agreements”).
     D. The Board of Directors of the Company has resolved to recommend to its stockholders the adoption of this Agreement.
     E. The Board of Directors of Parent has resolved to recommend to its stockholders the approval of the issuance of shares of Common Stock of the Parent, par value $0.001 per share (the “Parent Common Stock”) pursuant to the terms of this Agreement (the “Share Issuance”).
     F. Parent, as the sole stockholder of Merger Sub, has adopted this Agreement.
     G. Parent, Merger Sub and the Company desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.
     H. For United States federal income tax purposes, the parties intend that the Merger qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

     NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:
ARTICLE I
THE MERGER
     1.1 The Merger.
          (a) At the Effective Time and subject to and upon the terms and conditions of this Agreement and the applicable provisions of Delaware Law, Merger Sub shall be merged with and into the Company (the “Merger”), the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation. The Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation.”
          (b) Alternative Structure. If following the date of this Agreement all of the conditions set forth in Article VI have been satisfied or waived (except that the tax representation letters in the forms as set forth in Exhibit B-1 and called for in Section 5.14 cannot be delivered and the condition set forth in Section 6.1(e) has not been waived), but the Closing could occur if the tax representation letters in the forms set forth in Exhibit B-2 could be executed and delivered (assuming Parent alters the structure as hereafter provided in this Section 1.1(b)), Parent shall alter the structure of the business combination between Merger Sub and the Company contemplated by this Agreement, , by consummating a second-step merger of the Surviving Corporation into a limited liability company wholly-owned by Parent that is disregarded as an entity for federal tax purposes, in accordance with Delaware Law, immediately following the Merger (such second-step merger, the “Second Merger”); provided, however, that (i) such wholly-owned disregarded limited liability company shall become a party to, and shall become bound by, the terms of this Agreement and (ii) the tax representation letters in the forms set forth in Exhibit B-2 shall be executed and delivered, and (iii) any action taken pursuant to this Section 1.1(b) shall not (unless consented to in writing by the Company prior to the Closing) (x) alter or change the kind or amount of consideration to be issued to the holders of the Company’s capital stock or other securities as provided for in this Agreement or (y) otherwise cause any closing condition set forth in Article VI not to be capable of being satisfied (unless duly waived by the party entitled to the benefits thereof). If such second-step merger occurs, references to the Merger in Recital I, Section 1.10, Section 2.6(b)(xiii), Section 4.1(b)(xviii), Section 5.14 and Section 6.1(e) shall be to the Merger and the second-step merger described in this Section 1.1(b), taken together as one integrated transaction for U.S. federal income tax purposes.
          (c) Except as provided in the following sentence, the representations and warranties in this Agreement shall be made as if the Second Merger will occur as part of the transactions contemplated hereby (it being understood that references in this Agreement to the “transactions contemplated hereby” and similar references shall include the Second Merger). The representations and warranties in (x) clause (iii) of the first sentence of Section 2.3(b), (y) the last sentence of Section 2.3(b) and (z) Section 2.7(j)(ii) (such representations, collectively, the “Exempt Representations”) shall be made without regard to whether the Second Merger shall occur;

provided, however, that if the structure of the business combination is altered to include the Second Merger pursuant to Section 1.1(b), the Company shall promptly (and in any event at least three (3) Business Days prior to the Closing) prepare and deliver to Parent a supplement to the Company Disclosure Letter which shall reflect the disclosure with respect to the Exempt Representations as if such representations and warranties had been made as to the Second Merger (the “Supplement Letter”) and the disclosure set forth in the Supplement Letter shall qualify the applicable Exempt Representations to the extent such disclosure becomes applicable solely as a result of the Second Merger.
     1.2 Effective Time; Closing. Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law (the “Certificate of Merger”) (the time of such filing with the Secretary of State of the State of Delaware (or such later time as may be agreed in writing by the Company and Parent and specified in the Certificate of Merger) being the “Effective Time”) as soon as practicable on the Closing Date. The closing of the Merger (the “Closing”) shall take place at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, located at One Market, Spear Tower, Suite 3300, San Francisco, California, at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article VI (other than those that by their terms are to be satisfied or waived at the Closing), or at such other time, date and location as the parties hereto agree in writing; provided, however, that if all the conditions set forth in Article VI shall not have been satisfied or waived on such second business day, then the Closing shall take place on the first business day on which all such conditions shall have been satisfied or waived. The date on which the Closing occurs is referred to herein as the “Closing Date.”
     1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of Delaware Law, including Section 259 of the General Corporation Law of the State of Delaware. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.
     1.4 Certificate of Incorporation and Bylaws. At the Effective Time, the Certificate of Incorporation of the Company shall be amended and restated to read in its entirety in substantially the form attached hereto as Exhibit C, until thereafter amended in accordance with Delaware Law and as provided in such Certificate of Incorporation. At the Effective Time, the Bylaws of the Company shall be amended and restated in their entirety to be identical to the Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with Delaware Law and as provided in such Bylaws.
     1.5 Directors and Officers. The initial directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified. The initial officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time, until their respective successors are duly appointed.
     1.6 Effect on Capital Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any shares of capital stock of the following securities, the following shall occur:
          (a) Company Common Stock. Each share of the Common Stock, par value $0.001 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be canceled pursuant to Section 1.6(c) and other than Dissenting Shares (as defined below)), will be canceled and extinguished and automatically converted (subject to Section 1.6(g)) into the right to receive (x) 0.49 of a validly issued, fully paid and nonassessable share of Parent Common Stock (the “Per Share Stock Amount”) and (y) $2.39 in cash, without interest (the “Per Share Cash Amount” and together with the Per Share Stock Amount, the “Merger Consideration”) upon surrender of the certificate representing such share of Company Common Stock in the manner provided in Section 1.7 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit and bond, if required, in the manner provided in Section 1.9).
          (b) Repurchase Rights. If any shares of Company Common Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with the Company (such shares of stock, the “Company Restricted Stock”) that does not by its terms in effect on the date hereof and disclosed on Section 2.12(a) of the Company Disclosure Letter (or by the terms of another agreement with the Company in effect as of the date hereof and disclosed on Section 2.12(a) of the Company Disclosure Letter) provide that such repurchase option, risk of forfeiture or other condition lapses upon consummation of the transactions contemplated hereby, then (x) the shares of Parent Common Stock issued in exchange for such shares of Company Restricted Stock will also be unvested and subject to the same repurchase option, risk of forfeiture or other condition, and the certificates representing such shares of Parent Common Stock may accordingly be marked with appropriate legends until such time as such repurchase option, risk of forfeiture or other condition expires or is otherwise extinguished, at which time Parent shall cause such legends to be removed and (y) the cash portion of the Merger Consideration payable with respect to such shares of Company Restricted Stock pursuant to the provisions of Section 1.6(a) shall be withheld and retained by Parent and shall be subject to the same repurchase option, risk of forfeiture or other condition. Parent shall hold the cash portion of the Merger Consideration so withheld until such repurchase option, risk of forfeiture or other condition expires or is otherwise extinguished at which time such portion of the Merger Consideration will be distributed to such former holder of shares of Company Restricted Stock; provided, however, such cash shall be permanently retained by Parent upon forfeiture by the holder of such shares of Parent Common Stock pursuant to the terms that governed such Company Restricted Stock prior to the Effective Time. Upon consummation of the Merger, (A) the Merger Consideration issued in exchange for any shares of Company Restricted Stock will, without any further act of Parent, Merger Sub, the Company or any other Person, become subject to the restrictions, conditions and other provisions contained in the Contract providing for the rights of repurchase, forfeiture or other condition applicable to such Company Restricted Stock as set forth in this Section 1.6(b), and (B) Parent will automatically succeed to and become entitled to exercise the Company’s rights and remedies under any such Contract without modification, except as set forth in this Section 1.6(b). The Company shall use reasonable efforts to ensure that, from and after the Effective Time, the Surviving Corporation is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.
          (c) Cancellation of Treasury and Parent Owned Stock. Each share of Company Common Stock held by Company or Parent or any direct or indirect wholly-owned Subsidiary of the Company or of Parent immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.
          (d) Capital Stock of Merger Sub. Each share of common stock, par value $0.001, of Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation. Each certificate evidencing ownership of shares of Merger Sub Common Stock shall evidence ownership of such shares of capital stock of the Surviving Corporation.
          (e) Stock Options. At the Effective Time, all Company Options outstanding under the Company’s 2006 Employment Commencement Equity Incentive Award Plan, 2004 Equity Incentive Award Plan, Amended and Restated 2000 Equity Incentive Plan, Avivo Corporation 1999 Equity Incentive Plan and any other compensatory option plans or Contracts of the Company, including option plans or Contracts assumed by the Company pursuant to a merger, acquisition or other similar transaction (each, a “Company Stock Plan” and collectively, the “Company Stock Plans”) shall be assumed by Parent in accordance with Section 5.9(a).
          (f) Warrants. Subject to the consummation of the Merger, the Company shall cause, effective as of immediately prior to the Effective Time, any and all warrants to acquire shares of the capital stock of the Company to be cancelled or terminated and of no further force or effect, such that each holder of any such warrant shall cease to have any rights in respect thereof.
          (g) Fractional Shares. No fraction of a share of Parent Common Stock will be issued by virtue of the Merger, but in lieu thereof each holder of record of shares of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such holder of record) shall, upon surrender of such holder’s Certificate(s), receive from Parent an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of (i) such fraction, multiplied by (ii) the average closing sale price of one share of Parent Common Stock for the ten (10) most recent trading days that Parent Common Stock has traded ending on the last trading day immediately prior to the Closing Date, as reported on the Nasdaq Stock Market’s Global Market (“Nasdaq”). As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional share interests, the Exchange Agent shall so notify Parent and Parent shall, or shall cause the Surviving Corporation to, deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional share interests subject to and in accordance with the terms hereof.
          (h) Adjustments to Per Share Stock Amount. The Per Share Stock Amount shall be adjusted to reflect fully the appropriate effect of any stock split, reverse stock split, subdivision, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Common Stock), reorganization, recapitalization, reclassification, combination or exchange of shares or other like change with respect to Parent Common Stock (including any amendment to Parent’s Certificate of Incorporation that disproportionately effects the Parent Common Stock to be delivered to the Company’s stockholders pursuant to Section 1.6(a) in comparison to the effect such amendment has on the Parent Common Stock outstanding immediately prior to such amendment) or Company Common Stock having a record date on or after the date hereof and prior to the Effective Time.
     1.7 Surrender of Certificates.
          (a) Exchange Agent. Prior to the Effective Time, Parent shall select an institution reasonably satisfactory to the Company to act as the exchange agent (the “Exchange Agent”) in the Merger. The Company acknowledges that American Stock Transfer and Trust Company is reasonably satisfactory to the Company.
          (b) Parent to Provide Common Stock and Cash. Prior to the Effective Time, Parent shall enter into an agreement with the Exchange Agent which shall provide that Parent shall make available to the Exchange Agent for exchange in accordance with this Article I, the Merger Consideration payable pursuant to Section 1.6(a) in exchange for outstanding shares of Company Common Stock. In addition, Parent shall make available as necessary from time to time after the Effective Time as needed, additional cash in an amount sufficient for payment in lieu of fractional shares pursuant to Section 1.6(g) and any dividends or distributions which holders of shares of Company Common Stock may be entitled pursuant to Section 1.7(d). Any cash and Parent Common Stock deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.”
          (c) Exchange Procedures. Promptly after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record (as of the Effective Time) of a certificate or certificates (the “Certificates”) which immediately prior to the Effective Time represented outstanding shares of Company Common Stock or non-certificated shares of Company Common Stock represented by book-entry (“Book-Entry Shares”) whose shares were converted into the right to receive the Merger Consideration pursuant to Section 1.6(a), cash in lieu of any fractional shares pursuant to Section 1.6(g) and any dividends or other distributions pursuant to Section 1.7(d): (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass, only upon delivery of the Certificates or Book-Entry Shares to the Exchange Agent and shall be in customary form and (ii) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for certificates representing whole shares of Parent Common Stock and the cash constituting the Merger Consideration, cash in lieu of any fractional shares pursuant to Section 1.6(g) and any dividends or other distributions pursuant to Section 1.7(d). Upon surrender of Certificates or Book-Entry Shares for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto and such other documents as may reasonably be required by the Exchange Agent, the holder of record of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the number of whole shares of Parent Common Stock (after taking into account all Certificates and Book-Entry Shares surrendered by such holder of record) to which such holder is entitled pursuant to Section 1.6(a) (which, at the election of Parent, may be in uncertificated book entry form unless a physical certificate is requested by the holder of record or is otherwise required by applicable Legal Requirements or regulation), the portion of the cash constituting the Merger Consideration to which such holder is entitled pursuant to Section 1.6(a), the payment in lieu of fractional shares which such holder has the right to receive pursuant to Section 1.6(g) and any dividends or distributions payable pursuant to Section 1.7(d), and the Certificates and Book-Entry Shares so surrendered shall forthwith be canceled. In the event of a transfer of ownership of shares of Company Common Stock which is not registered in the transfer records of the Company, the Merger Consideration to which such holder is entitled pursuant to Section 1.6(a), the payment in lieu of fractional shares which such holder has the right to receive pursuant to Section 1.6(g) and any dividends or distributions payable pursuant to Section 1.7(d), may be paid to a transferee if the Certificates or Book-Entry Shares representing such shares of Company Common Stock are presented and surrendered to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer, such other documents and guarantees as may be required by the Exchange Agent and by evidence that any applicable stock transfer taxes have been paid, and any such Certificates or Book-Entry Shares so presented and surrendered shall be forthwith canceled. Until so surrendered, outstanding Certificates and Book-Entry Shares will be deemed from and after the Effective Time, for all corporate purposes, to evidence (i) the ownership of the number of full shares of Parent Common Stock into which such shares of Company Common Stock shall have been so converted pursuant to Section 1.6(a), (ii) the right to receive the cash portion of the Merger Consideration payable for such shares of Company Common Stock pursuant to Section 1.6(a), (iii) the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.6(g) and (iv) any dividends or distributions payable pursuant to Section 1.7(d).
          (d) Distributions With Respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time and no payment in lieu of fractional shares pursuant to Section 1.6(g) will be paid to the holders of any unsurrendered Certificates or Book-Entry Shares with respect to the shares of Parent Common Stock represented thereby until the holders of such Certificates or Book-Entry Shares shall surrender such Certificates or Book-Entry Shares in the manner provided in this Section 1.7. Subject to applicable Legal Requirements, following surrender of any such Certificates or Book-Entry Shares in the manner provided in this Section 1.7, the Exchange Agent shall deliver to the holders thereof, without interest (i) promptly after such surrender, the number of whole shares of Parent Common Stock issued in exchange therefor, pursuant to Section 1.6(a) and the cash constituting the Merger Consideration payable in exchange therefor pursuant to Section 1.6(a) along with payment in lieu of fractional shares pursuant to Section 1.6(g) and the amount of any such dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.
          (e) Transfers of Ownership. If shares of Parent Common Stock are to be issued in a name other than that in which the Certificates surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the Persons requesting such exchange will have paid to Parent or any agent designated by it any transfer or other Taxes required by reason of the issuance of shares of Parent Common Stock in any name other than that of the registered holder of the Certificates surrendered, or established to the reasonable satisfaction of Parent or any agent designated by it that such Tax has been paid or is not payable.
          (f) Required Withholding. Each of Parent, the Exchange Agent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts as may be required to be deducted or withheld therefrom under the Code or under any provision of state, local or foreign Tax law or under any other applicable Legal Requirement. Such withheld amounts shall be promptly remitted to the appropriate Governmental Entity. To the extent such amounts are so deducted or withheld and remitted, the amount of such consideration shall be treated for all purposes under this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid.
          (g) No Liability. Notwithstanding anything to the contrary in this Section 1.7, neither the Exchange Agent, the Surviving Corporation nor any party hereto shall be liable to a holder of shares of Parent Common Stock or Company Common Stock for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar law.
          (h) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent on a daily basis; provided that no gain or loss thereon or income or loss generated thereby shall affect the amounts payable to Company stockholders pursuant to this Article I. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable to Company stockholders pursuant to this Article I shall promptly be paid to Parent.
          (i) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates or Book-Entry Shares one (1) year after the Effective Time shall, at the request of Parent, be delivered to Parent or otherwise according to the instruction of Parent, and any holders of the Certificates or Book-Entry Shares who have not surrendered such Certificates or Book-Entry Shares in compliance with this Section 1.7 shall after such delivery to Parent look only to Parent for the shares of Parent Common Stock and cash constituting the Merger Consideration pursuant to Section 1.6(a), cash in lieu of any fractional shares pursuant to Section 1.6(g) and any dividends or other distributions pursuant to Section 1.7(d) with respect to the shares of Company Common Stock formerly represented thereby. If any

Certificate or Book-Entry Share shall not have been surrendered prior to seven (7) years after the Effective Time (or immediately prior to such earlier time as such amounts would otherwise escheat to or become property of any Governmental Entity), any such portion of the Exchange Fund (including amounts held by Parent after the distribution to it of the Exchange Fund) remaining unclaimed by holders of shares of Company Common Stock immediately prior to such time shall, to the extent permitted by law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.
     1.8 No Further Ownership Rights in Company Common Stock. The Merger Consideration issued and paid upon the surrender for exchange of shares of Company Common Stock in accordance with the terms hereof (including any cash paid in respect thereof pursuant to Sections 1.6(a) and 1.6(g) and any dividends or distributions paid in respect thereof pursuant to Section 1.7(d)) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock which were outstanding immediately prior to the Effective Time. On or after the Effective Time, any Certificates or Book-Entry Shares presented to the Exchange Agent, Parent or the Surviving Corporation for any reason shall, subject to compliance with Section 1.7, be converted into the Merger Consideration to which such holder is entitled pursuant to Section 1.6(a), any cash in lieu of any fractional shares to which such holder is entitled pursuant to Section 1.6(g) and any dividends or other distributions to which such holder is entitled pursuant to Section 1.7(d), in each case without any interest thereon.
     1.9 Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Parent Common Stock and cash constituting the Merger Consideration as to which such holder is entitled pursuant to Section 1.6(a), cash for fractional shares, if any, as may be required pursuant to Section 1.6(g) and any dividends or distributions payable pursuant to Section 1.7(d); provided, however, that the Exchange Agent may, as a condition precedent to the issuance and payment thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Company, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.
     1.10 Tax Consequences. It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code. The parties hereto adopt this Agreement as a plan of reorganization within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).
     1.11 Further Action. At and after the Effective Time, the officers and directors of Parent and the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company and Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company and Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.
     1.12 Dissenter’s Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time held by a holder who is entitled to demand and properly demands appraisal of such shares of Company Common Stock (“Dissenting Shares”), pursuant to, and who complies in all respects with, Section 262 of Delaware Law (the “Appraisal Rights”), shall not be converted into the right to receive the Merger Consideration, but shall be converted into the right to receive such consideration as may be due such holder pursuant to Section 262 of Delaware Law unless such holder fails to perfect, withdraws or otherwise loses such holder’s right to such payment or appraisal. From and after the Effective Time, a holder of Dissenting Shares shall not have and shall not be entitled to exercise any of the voting rights or other rights of a stockholder of the Surviving Corporation. If, after the Effective Time, such holder fails to perfect, withdraws or otherwise loses any such Appraisal Rights, each such share of such holder shall no longer be considered a Dissenting Share and shall be deemed to have converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 1.6(a), cash in lieu of any fractional shares pursuant to Section 1.6(g) and any dividends or other distributions pursuant to Section 1.7(d). The Company shall give prompt notice to Parent of any demands received by the Company for appraisal of shares of Company Common Stock, withdrawals of such demands and any other instruments served pursuant to Delaware Law received by the Company, and Parent shall have the right to control all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent voluntarily make any payment with respect to, or settle or offer to settle, any such demands or agree to do or commit to do any of the foregoing.
ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     Except as disclosed in writing in the disclosure letter supplied by Company to Parent dated as of the date hereof and certified by a duly authorized executive officer of the Company (the “Company Disclosure Letter”), the Company represents and warrants to Parent and Merger Sub as follows:
     2.1 Organization; Standing and Power; Charter Documents; Subsidiaries.
          (a) Organization; Standing and Power. The Company and each of its Subsidiaries (i) is a corporation or other organization duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (except in the case of good standing for entities organized under the laws of any jurisdiction that does not recognize such concept), (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and (iii) is duly qualified or licensed and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to so qualify or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. For purposes of this Agreement, “Subsidiary,” when used with respect to any party, shall mean any corporation or other organization, whether incorporated or unincorporated, at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.
          (b) Charter Documents. The Company has delivered or made available to Parent: (i) a true and correct copy of its Certificate of Incorporation (including any Certificate of Designations) and its Bylaws of the Company, each as amended or amended and restated to date (collectively, the “Company Charter Documents”) and (ii) the certificate of incorporation and bylaws, or like organizational documents (collectively, “Subsidiary Charter Documents”), of each of its Subsidiaries, and each such instrument is in full force and effect. The Company is not in violation of any of the provisions of the Company Charter Documents and each Subsidiary is not in violation of its respective Subsidiary Charter Documents.
          (c) Minutes. The Company has made available to Parent and its representatives true and complete copies of the minutes of all meetings of the stockholders, the Board of Directors and each committee of the Board of Directors of the Company and each of its Subsidiaries held since September 30, 2004.
          (d) Subsidiaries. Section 2.1(d) of the Company Disclosure Letter sets forth each Subsidiary of the Company. All the outstanding shares of capital stock of, or other equity or voting interests in, each such Subsidiary have been duly authorized, validly issued and are fully paid and nonassessable and are owned by the Company, a wholly-owned Subsidiary of the Company, or the Company and another wholly-owned Subsidiary of the Company, free and clear of all pledges, claims, liens, charges, encumbrances, options and security interests of any kind or nature whatsoever (collectively, “Liens”), including any restriction on the right to vote, possess, use, sell, transfer or otherwise dispose of such capital stock or other ownership interests, except for restrictions imposed by applicable securities laws. Other than the Subsidiaries of the Company, neither the Company nor any of its Subsidiaries owns any capital stock of, or other equity or voting interests of any nature in, or any interest convertible, exchangeable or exercisable for, capital stock of, or other equity or voting interests of any nature in, any other Person.
     2.2 Capital Structure.
          (a) Capital Stock.
               (i) The authorized capital stock of the Company consists of: (1) 75,000,000 shares of Company Common Stock, par value $0.001 per share and (2) 10,000,000 shares of preferred stock, par value $0.001 per share (the “Company Preferred Stock”). At the close of business on October 19, 2007: (i) 20,940,600 shares of Company Common Stock were issued and outstanding, and (ii) no shares of Company Preferred Stock were issued and outstanding.

Since the close of business on October 19, 2007 through the execution of this Agreement, the Company has not issued any shares of Company Common Stock, other than pursuant to the exercise of Company Options (as defined below) outstanding as of October 19, 2007 and granted pursuant to the Company Stock Plans. No shares of Company Common Stock are owned or held by the Company or any Subsidiary of the Company.
               (ii) All of the outstanding shares of capital stock of the Company are, and all shares of capital stock of the Company which may be issued as contemplated or permitted by this Agreement will be, when issued, duly authorized and validly issued, fully paid and nonassessable and not subject to any preemptive rights. Section 2.2(a) of the Company Disclosure Letter sets forth a list of each holder of Company Restricted Stock and (a) the name and last known state of domicile of the holder of such Company Restricted Stock (provided, however, that the Company may redact names of employees (other than with respect to officers of the Company) from such list), (b) the number of shares of Company Restricted Stock held by such holder, (c) the repurchase price of such Company Restricted Stock, (d) the date on which such Company Restricted Stock was purchased or granted and (e) the applicable vesting schedule pursuant to which the Company’s right of repurchase or forfeiture lapses, and (f) the extent to which such Company right of repurchase or forfeiture has lapsed as of the date hereof. There are no commitments or agreements of any character to which the Company is bound obligating Company to waive its right of repurchase or forfeiture with respect to any Company Restricted Stock as a result of the Merger (whether alone or upon the occurrence of any additional or subsequent events). For purposes of this Agreement, “Contract” shall mean any written, oral or other agreement, contract, subcontract, settlement agreement, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or other legally binding commitment or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be in effect.
          (b) Stock Options.
               (i) As of the close of business on October 19, 2007: (i) 3,359,430 shares of Company Common Stock were subject to issuance pursuant to outstanding options to purchase Company Common Stock under the Company Stock Plans (the “Company Options”) and (ii) 920,296 shares of Company Common Stock were reserved for future issuance pursuant to Company Options or other equity-based awards available for grant under the Company Stock Plans. Since the close of business on October 19, 2007 through the execution of this Agreement, no Company Options have been granted and no shares of Company Common Stock have been reserved for future issuance pursuant to Company Options or other equity-based awards available for grant under the Company Stock Plans. There are no outstanding or authorized stock appreciation, phantom stock or other similar rights (whether payable in stock, cash or other property) with respect to the Company.
               (ii) Section 2.2(a) of the Company Disclosure Letter sets forth a list of each outstanding Company Option issued and (a) the particular Company Stock Plan (if any) pursuant to which such Company Option was granted, (b) the name and last known state of domicile of the holder of such Company Option (provided, however, that the Company may redact names of employees (other than with respect to officers of the Company) from such list), (c) the number of shares of Company Common Stock subject to such Company Option, (d) the exercise price of such Company Option (and whether such option is subject to Section 409A of the Code), (e) the date on which such Company Option was granted, (e) the applicable vesting schedule (including any acceleration provisions with respect thereto), and the extent to which such Company Option is vested and exercisable as of the date hereof, (f) the date on which such Company Option expires, and (g) whether such Company Option is intended to qualify as an incentive stock option as defined in Section 422 of the Code. All shares of Company Common Stock subject to issuance under the Company Stock Plans, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable. True and complete copies of the forms of all agreements relating to Company Options issued under the Company Stock Plans have been provided to Parent, such forms of agreements are not materially different from the agreements evidencing such Company Options (other than with respect to the name of the holder, the per share exercise price, the number of shares subject to such Company Options and the applicable vesting schedule), and such agreements and instruments have not been amended, modified or supplemented, and the Company has no obligations under any Contract to amend, modify or supplement such agreements in any case from the forms provided to Parent (or the actual agreements evidencing such Company Options).
          (c) Voting Debt. No bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries (i) having the right to vote on any matters on which stockholders may vote (or which are convertible into, or exchangeable for, securities having such right) or (ii) the value of which is in any way based upon or derived from capital or voting stock of the Company or its Subsidiaries, are issued or outstanding as of the date hereof (collectively, “Voting Debt”).
          (d) Other Securities.
               (i) As of the date hereof, other than as set forth in Section 2.2(a)(i) and Section 2.2(b)(i) there are no securities, options, warrants, calls, rights, contracts, commitments, agreements, instruments, arrangements, understandings, obligations or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to (including on a deferred basis) issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock, Voting Debt or other voting securities of the Company or any of its Subsidiaries, or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, instrument, arrangement, understanding, obligation or undertaking.
               (ii) All outstanding shares of Company Common Stock, all outstanding Company Options, and all outstanding shares of capital stock of each Subsidiary of the Company have been issued and granted in compliance in all material respects with (i) all applicable federal, state and foreign securities laws and all other applicable Legal Requirements and (ii) all requirements set forth in applicable material Contracts. Except for shares of Restricted Stock, there are not any outstanding Contracts of the Company or any of its Subsidiaries to (i) repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity or voting interests in, the

Company or any of its Subsidiaries or (ii) dispose of any shares of the capital stock of, or other equity or voting interests in, any of its Subsidiaries. The Company is not a party to any voting agreement with respect to shares of the capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries and, to the Knowledge of the Company, other than the Company Voting Agreements and the irrevocable proxies granted pursuant to the Company Voting Agreements, there are no irrevocable proxies and no voting agreements, voting trusts, rights plans, anti-takeover plans or registration rights agreements with respect to any shares of the capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries. For purposes of this Agreement, “Legal Requirements” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, order, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.
     2.3 Authority; Non-Contravention; Necessary Consents.
          (a) Authority. The Company has all requisite corporate power and authority to enter into this Agreement and, subject to the adoption and approval of the Merger by the Required Company Stockholders (as defined below), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject only to the adoption of this Agreement by the Required Company Stockholders and the filing of the Certificate of Merger pursuant to Delaware Law. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock (the “Required Company Stockholders”) to adopt this Agreement is the only vote of the holders of any class or series of Company capital stock necessary to adopt this Agreement in order to consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by Parent and Merger Sub, constitutes valid and binding obligations of the Company, enforceable against the Company in accordance with their terms except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).
          (b) Non-Contravention. The execution and delivery of this Agreement by the Company does not, and performance of this Agreement by the Company will not: (i) assuming the Required Company Stockholders adopt this Agreement, conflict with or violate the Company Charter Documents or any Subsidiary Charter Documents of any Subsidiary of the Company, (ii) subject to obtaining the adoption of this Agreement by the Company’s stockholders as contemplated in Section 5.2 and compliance with the requirements set forth in Section 2.3(d), conflict with or violate any material Legal Requirement applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair the Company’s or any of its Subsidiaries rights or materially alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of the Company or any of its Subsidiaries pursuant to, any Company Scheduled Contract, except, as to clauses (ii) and (iii), respectively, for any such conflicts, violations, breaches, defaults or other occurrences which would not be material to the Company and its Subsidiaries, taken as a whole. Section 2.3(b)(iv) of the Company Disclosure Letter lists all consents, waivers and approvals under any of the Company Scheduled Contracts required to be obtained in connection with the consummation of the transactions contemplated hereby, which, if individually or in the aggregate not obtained, would result in a loss of benefits to the Company or any of its Subsidiaries that would be material to the Company and its Subsidiaries, taken as a whole.
          (c) Section 2.3(c) of the Company Disclosure Letter lists all consents, waivers and approvals under any of the Company’s or its Subsidiaries’ Contracts required to be obtained in connection with the consummation of the transactions contemplated hereby, (including (a) the Merger and (b) the Second Merger and indicating thereon which of the Merger or the Second Merger to which such disclosure relates) which, if individually not obtained, would reasonably be expected to result in a Company Material Adverse Effect.
          (d) Necessary Consents. No consent, approval, order or authorization of, or registration, declaration or filing with any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other governmental authority or instrumentality, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority (a “Governmental Entity”) is required to be obtained or made by the Company in connection with the execution and delivery of this Agreement or the consummation of the Merger and other transactions contemplated hereby, except for: (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company and/or Parent are qualified to do business, (ii) the filing of the Prospectus/Joint Proxy Statement with the Securities and Exchange Commission (the “SEC”) in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the effectiveness of the Registration Statement, (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) laws and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and satisfaction of such other requirements of the comparable applicable laws of other jurisdictions, (iv) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities or “blue sky” laws and the securities laws of any foreign country, and (v) such other consents, orders, authorizations, filings, declarations, approvals and registrations which if not obtained or made would not be material to the Company or the Surviving Entity or materially adversely affect the ability of the parties hereto to consummate the Merger within the time frame in which the Merger would otherwise be consummated in the absence of the need for such consent, approval, order, authorization, registration, declaration or filings.

     2.4 SEC Filings; Financial Statements; Internal Controls.
          (a) SEC Filings. The Company has filed all required registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference) required to be filed by it with the SEC since September 30, 2004. The Company has made available to Parent all such registration statements, prospectuses, reports, schedules, forms, statements and other documents in the form filed with the SEC. All such required registration statements, prospectuses, reports, schedules, forms, statements and other documents (including those that the Company may file subsequent to the date hereof) are referred to herein as the “Company SEC Reports.” As of their respective dates or, if amended or supplemented prior to the date of this Agreement, as of the date of such amendment or supplement, each Company SEC Report (i) complied in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports and (ii) did not at the time it was filed (or became effective in the case of a registration statement), or if amended, supplemented or superseded by a filing prior to the date of this Agreement then on the date of such superseding filing, amendment or supplement, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is required to file any forms, reports or other documents with the SEC. The Company has previously made available to Parent a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Company with the SEC pursuant to the Securities Act or the Exchange Act.
          (b) Financial Statements. Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports (the “Company Financials”) (as amended or supplemented prior to the date of this Agreement, if applicable), including each Company SEC Report filed after the date hereof until the Closing: (i) was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, 8-K or any successor form under the Exchange Act), and (ii) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as at the respective dates thereof and the consolidated results of the Company’s operations and cash flows for the periods indicated except that the unaudited interim financial statements were or are subject to normal year end adjustments which were not, or are not expected to be, material in amount to the Company and its Subsidiaries, taken as a whole. The Company does not intend to correct or restate, nor is there any basis for any correction or restatement of, in any material respect, any aspect of the Company Financials. The balance sheet of the Company dated as of June 30, 2007 contained in the Company SEC Report filed with the SEC on August 3, 2007 is hereinafter referred to as the “Company Balance Sheet.” Except as disclosed in the Company Financials, neither the Company nor any of its Subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be reflected or reserved against on a consolidated balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP, except for liabilities or obligations (1) under this Agreement or incurred in connection with the transactions contemplated hereby, (2) incurred in the ordinary course of business since June 30, 2007 or (3) which are not, individually or in the aggregate, material to the business, results of operations or financial condition of the Company and its Subsidiaries taken as a whole.
          (c) Internal Controls. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting, as such terms are defined in, and as required by, Rules 13a-15 and 15d-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2006, and such assessment concluded that such controls were effective and the Company’s independent registered accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that the Company maintained effective internal control over financial reporting as of December 31, 2006. Since December 31, 2006 and through the date hereof, to the Knowledge of the Company, no events, facts or circumstances have occurred, or exist, such that management would not be able to complete its assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2007, and conclude, after such assessment, that such controls were effective. The principal executive officer and principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC. The Company and each of its Subsidiaries has established and maintains and adheres to and enforces in all material respects a system of internal control over financial reporting, which is sufficient in all material respects to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements (including the Company Financials) for external purposes in accordance with GAAP. To the Knowledge of the Company, since the date of the Company’s most recent Form 10-Q filed with the SEC, neither the Company nor any of its Subsidiaries (including any Employee), nor the Company’s independent auditors has identified or been made aware of (A) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the

Company and its Subsidiaries, (B) any fraud, whether or not material, that involves the Company’s management or other Employees), or (C) any claim or allegation regarding any of the foregoing. In connection with the periods covered by the Company Financials since January 1, 2007, the Company has disclosed to Parent all significant deficiencies and material weaknesses identified in writing by the Company or the Company’s independent auditors (whether current or former) in the design or operation of the internal control over financial reporting utilized by the Company and its Subsidiaries. The Company is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq.
     2.5 Absence of Certain Changes or Events. Since the date of the Company Balance Sheet there has not been any Company Material Adverse Effect and during the period from the date of the Company Balance Sheet to the date hereof there has not been: (i) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of the Company’s or any of its Subsidiaries’ capital stock, or any purchase, redemption or other acquisition by the Company or any of its Subsidiaries of any of the Company’s capital stock or any other securities of the Company or its Subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities, other than repurchases of unvested shares in connection with the termination of the employment relationship with any employee, or upon the resignation of any director or consultant, pursuant to stock option or purchase agreements and, in each case, at no cost or for a de minimis cost, (ii) any split, combination or reclassification of any of the Company’s or any of its Subsidiaries’ capital stock; (iii) any granting by the Company or any of its Subsidiaries of any increase in compensation or fringe benefits, except for normal increases of cash compensation in the ordinary course of business consistent with past practice (other than to directors or executive officers of the Company), or any payment by the Company or any of its Subsidiaries of any bonus, except for bonuses made in the ordinary course of business consistent with past practice (other than to directors or executive officers of the Company), or any granting by the Company or any of its Subsidiaries of any increase in severance or termination pay or any entry by the Company or any of its Subsidiaries into any currently effective employment, severance, termination or indemnification agreement or any agreement the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving the Company of the nature contemplated hereby (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are not officers and are terminable “at will” without the Company or its Subsidiaries incurring any material liability or financial obligation), (iv) entry by the Company or any of its Subsidiaries into any licensing or other agreement with regard to the acquisition or disposition of any material Intellectual Property other than licenses, distribution agreements, advertising agreements, sponsorship agreements or merchant program agreements entered into in the ordinary course of business consistent with past practice, (v) any amendment or consent with respect to any Company Scheduled Contract in effect since the date of the Company Balance Sheet, (vi) any material change by the Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, or (vii) any material revaluation by the Company or any of its Subsidiaries of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable other than in the ordinary course of business consistent with past practice.
     2.6 Taxes.
          (a) Definitions. For the purposes of this Agreement, the term “Tax” or, collectively, “Taxes” shall mean (i) any and all U.S. federal, state, local and non-U.S. taxes, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts, (ii) any liability for the payment of any amounts of the type described in clause (i) of this Section 2.6(a) as a result of being or ceasing to be a member of an affiliated, consolidated, combined or unitary group for any period (including any arrangement for group or consortium relief or similar arrangement), and (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) of this Section 2.6(a) as a result of any express or implied obligation to indemnify any other person or as a result of any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor or transferor, or otherwise by operation of law; and (iii) “Tax Return” shall mean any report, return (including information return), claim for refund, election, estimated tax filing or declaration required to be supplied to any Governmental Entity or domestic or foreign taxing authority with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.
          (b) Taxes; Tax Returns and Audits.
               (i) The Company and each of its Subsidiaries have prepared or caused to be prepared and timely filed or caused to be filed all required material Tax Returns relating to any and all Taxes concerning or attributable to the Company, its Subsidiaries or their respective operations, taking into account any extensions of time within which to file such Tax Returns, and such Tax Returns, in all material respects, are true and correct and have been completed in accordance with applicable Legal Requirements.
               (ii) The Company and each of its Subsidiaries have timely paid all material Taxes required to be paid, and paid or withheld with respect to their Employees and other third parties (and paid over to the appropriate Taxing authority) all income taxes, Federal Insurance Contribution Act, Federal Unemployment Tax Act and other Taxes required to be paid or withheld.
               (iii) Neither the Company nor any of its Subsidiaries has been delinquent in the payment of any material Tax, nor is there any material Tax deficiency outstanding, assessed or proposed in writing against the Company or any of its Subsidiaries, nor has the Company or any of its Subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.
               (iv) No audit or other examination of any Tax Return of the Company or any of its Subsidiaries is presently in progress, nor has the Company or any of its Subsidiaries been notified in writing of any request for such an audit or other examination.
               (v) Neither the Company nor any of its Subsidiaries has any material liabilities for unpaid Taxes as of the date of the Company Balance Sheet which have not been accrued or reserved on the Company Balance Sheet in accordance with GAAP, and neither the Company nor any of its Subsidiaries has incurred any liability for Taxes since the date of the Company Balance Sheet other than in the ordinary course of business.

               (vi) The Company has made available to Parent or its legal counsel, copies of all material Tax Returns for the Company and each of its Subsidiaries filed since the fiscal year ended December 31, 2004.
               (vii) There are no Tax liens upon any property or assets of the Company or any Company Subsidiaries except for liens for current Taxes not yet due and payable or Taxes which are being contested in good faith and for which adequate reserves have been established on the Company Financials.
               (viii) Neither the Company nor any of its Subsidiaries is, or has been at any time, a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code.
               (ix) Neither the Company nor any of its Subsidiaries has (a) ever been a member of an affiliated group (within the meaning of Code §1504(a)) filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which was Company), (b) ever been a party to any Tax sharing, indemnification or allocation agreement, nor does the Company or any of its Subsidiaries owe any amount under any such agreement and (c) any liability for the Taxes of any person (other than Company or any of its Subsidiaries) under Treas. Reg. § 1.1502-6 (or any similar provision of state, local or foreign law, including any arrangement for group or consortium relief or similar arrangement), as a transferee or successor, by operation of law, by contract, or otherwise.
               (x) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code during the two-year period immediately preceding the Closing Date.
               (xi) Neither the Company nor any of its Subsidiaries has engaged in a listed transaction under Treas. Reg. § 1.6011-4(b), including any transaction that is the same as or substantially similar to one of the types of transactions that the Internal Revenue Service has determined to be a tax avoidance transaction and identified by notice, regulation, or other form of published guidance as a listed transaction.
               (xii) The Company and each of its Subsidiaries is in full compliance with all terms and conditions of any Tax exemption, Tax holiday or other Tax reduction agreement or order (each, a “Tax Incentive”).
               (xiii) None of the Company, any Company Subsidiary or, to the Knowledge of the Company, any of the Company’s affiliates has taken or agreed to take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. The Company is not aware of any agreement, plan or other circumstance that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

     2.7 Intellectual Property. Definitions. For the purposes of this Agreement, the following terms have the following meanings:
               (i) “Intellectual Property” shall mean any or all of the following and all rights in, arising out of, or associated therewith: (a) all United States, international and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (b) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data and customer lists, and all documentation relating to any of the foregoing; (c) all copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world; (d) all mask works, mask work registrations and applications therefor, and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology; (e) domain names, uniform resource locators (“URLs”) and other names and locators associated with the Internet (collectively, “Domain Names”), (f) all Software; (g) all industrial designs and any registrations and applications therefor throughout the world; (h) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world; (i) all databases and data collections and all rights therein throughout the world; (j) all moral and economic rights of authors and inventors, however denominated, throughout the world, and (k) any similar or equivalent rights to any of the foregoing anywhere in the world.
               (ii) “Company Intellectual Property” shall mean any Intellectual Property that is owned by, or exclusively licensed to, the Company or any of its Subsidiaries.
               (iii) “Registered Intellectual Property” shall mean all United States, international and foreign: (a) patents and patent applications (including provisional applications); (b) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks; (c) registered copyrights and applications for copyright registration; and (d) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any Governmental Entity.
               (iv) “Software” shall mean any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing and (iv) all user documentation, including user manuals and training materials, relating to any of the foregoing.
               (v) “Company Registered Intellectual Property” shall mean all of the Registered Intellectual Property owned by, or filed in the name of, the Company or any of its Subsidiaries.
               (vi) “Company Owned Intellectual Property” shall mean all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

          (b) Registered Intellectual Property; Proceedings. Section 2.7(b) of the Company Disclosure Letter sets forth (a) all Company Registered Intellectual Property and specifies, where applicable, the jurisdictions in which each such item of Company Registered Intellectual Property has been issued or registered, and (b) all proceedings or actions currently pending before any court or tribunal (including the United States Patent and Trademark Office (the “PTO”) or equivalent authority anywhere else in the world) related to any of the Company Registered Intellectual Property (excluding with respect to the prosecution of any Intellectual Property applications).
          (c) Company Products. Section 2.7(c) of the Company Disclosure Letter sets forth a list of all material products, software or service offerings of the Company or any of its Subsidiaries that were sold within the past two (2) years or which the Company or any of its Subsidiaries intends to sell within ninety (90) days after the date hereof (collectively, “Company Products”).
          (d) No Order. No Company Intellectual Property owned by Company or Company Product is subject to any proceeding or outstanding order or stipulation (other than the proceedings set forth in Section 2.7(b) of the Company Disclosure Letter, and any restrictions agreed to with the PTO or equivalent authority in connection with the prosecution of Company Registered Intellectual Property) restricting in any manner the use, transfer, or licensing thereof by Company or any of its Subsidiaries, or which may affect the validity, use or enforceability of such Company Intellectual Property owned by Company or the use of such Company Product.
          (e) Registration. Each item of Company Registered Intellectual Property (other than such Intellectual Property intentionally abandoned by the Company or which the Company no longer wishes to protect) is subsisting and, to the Knowledge of the Company, valid, all necessary registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property have been made and all necessary documents, recordations and certificates in connection with such Company Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining or perfecting such Company Registered Intellectual Property.
          (f) Absence of Liens. Except as set forth on Section 2.7(f) of the Company Disclosure Letter, the Company owns and has good and exclusive title to each item of Company Intellectual Property owned by it, free and clear of any Liens (excluding non-exclusive licenses and related restrictions granted in the ordinary course of business consistent with past practice).
          (g) Third-Party Development. To the extent that any material technology, software or Intellectual Property has been developed or created independently or jointly by a third party for the Company or any of its Subsidiaries, or any technology, software or Intellectual Property is incorporated into any of the Company Products, the Company and its Subsidiaries have a written agreement with such third party with respect thereto and the Company and its Subsidiaries thereby either (a) have obtained ownership thereof, and are the exclusive or joint owners thereof, or (b) have obtained rights or covenants not to sue or assert sufficient for the conduct of its business as currently conducted and currently proposed to be conducted with respect to Company Products.

          (h) Transfers. Neither the Company nor any of its Subsidiaries has transferred ownership of, nor granted any exclusive license with respect to, any Intellectual Property that is material Company Intellectual Property, to any third party.
          (i) Licenses. Other than (i) “shrink wrap” and similar widely available commercial end-user licenses, (ii) the open source licenses identified in Section 2.7(p) of the Company Disclosure Letter, and (iii) non-exclusive licenses of company products to end-users pursuant to written agreements that have been entered into in the ordinary course of business, Section 2.7(i) of the Company Disclosure Letter sets forth a list of all contracts, licenses and agreements currently in effect to which the Company or any of its Subsidiaries is a party (x) with respect to Company Intellectual Property licensed or transferred to any third party, or (y) pursuant to which a third party has licensed or transferred to the Company or any of its Subsidiaries: (1) any Intellectual Property that is material to the Company or any of its Subsidiaries; or (2) any Intellectual Property on an exclusive basis.
          (j) No Conflict.
               (i) All Contracts relating to the in-license of material Intellectual Property currently used in the conduct of the Company’s business are in full force and effect. Each of the Company and its Subsidiaries is in material compliance with, and has not materially breached any term of any such Contracts.
               (ii) The consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination, suspension of, or acceleration of any payments with respect to, such Contracts, except, as to any such conflicts, violations, breaches, defaults or other occurrences which would not be material to the Company and its Subsidiaries, taken as a whole. Following the Closing Date, the Surviving Corporation will be permitted to exercise all of the Company’s and its Subsidiaries’ rights under such Contracts to the same extent the Company and its Subsidiaries would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company or any of its Subsidiaries would otherwise be required to pay. Neither this Agreement nor the transactions contemplated by this Agreement will result in, with respect to each of the Company’s and its Subsidiaries’ Contracts which is among the Company’s and its Subsidiaries’ top fifty (50) Contracts, based upon revenue generated for the twelve (12) month period ended on September 30, 2007, or to the Knowledge of the Company with respect to any other Contracts to which the Company or any of its Subsidiaries are currently a party, will result in (A) Parent granting to any third party any right to or with respect to any material Intellectual Property right owned by, or licensed to, Parent, (B) Surviving Corporation granting to any third party any right to or with respect to any material Intellectual Property right owned by, or licensed to, Surviving Corporation that were not licensed or exercisable by such third party prior to the Closing, (C) Parent being bound by, or subject to, any non-compete or other material restriction on the operation or scope of its business, (D) Surviving Corporation being bound by, or subject to, any non-compete or other material restriction on the operation or scope of its business to which the Company was not subject prior to the Closing, or (E) Parent or Surviving Corporation being obligated to pay any royalties or other material amounts to any third party in excess of those payable by Parent or Company, respectively, prior to the Closing.
               (iii) The representations and warranties set forth in Section 2.7(j)(ii) are true and correct (after giving effect to the Second Merger), except for such failure to be true and correct with respect to any such individual Contract which would not reasonably be expected to result in a Company Material Adverse Effect.
          (k) No Infringement. To the Knowledge of the Company, the operation of the business of the Company and its Subsidiaries as such business currently is conducted and currently proposed to be conducted within ninety (90) days hereof with respect to Company Products, including the Company’s and its Subsidiaries’ design, development, manufacture, use, import, distribution, reproduction, sale, marketing or provision of the Company Products has not and does not infringe or misappropriate the Intellectual Property of any third party or constitute unfair competition or unfair trade practices under the laws of any jurisdiction where such Company Products are developed, manufactured, reproduced, marketed, distributed, used, sold or provided.
          (l) No Notice of Infringement. Neither the Company nor any of its Subsidiaries have received notice from any third party within the last two (2) years that the operation of the business of the Company or any of its Subsidiaries or any act, product or service of the Company or any of its Subsidiaries, infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or unfair trade practices under the laws of any jurisdiction.
          (m) No Third Party Infringement. To the Knowledge of the Company, no person has or is infringing or misappropriating any material Company Owned Intellectual Property.
          (n) All Necessary Intellectual Property. To the Knowledge of the Company, the Intellectual Property owned by or licensed to the Company constitutes all material Intellectual Property used in and/or necessary to the conduct of the business of the Company and its Subsidiaries as it currently is conducted and currently proposed to be conducted within ninety (90) days hereof with respect to Company Products, including, without limitation, the design, development, manufacture, reproduction, use, import, sale, licensing, marketing, distribution and provision of the Company Products.
          (o) Proprietary Information Agreements. The Company and each of its Subsidiaries has taken reasonable steps to protect the Company’s and its Subsidiaries’ rights in the Company’s material confidential information and trade secrets that it wishes to protect or any trade secrets or confidential information of third parties provided to the Company or any of its Subsidiaries, and, without limiting the foregoing, each of the Company and its Subsidiaries has and enforces a policy requiring each Employee whose regular duties involve the creation of Intellectual Property to execute a proprietary information/confidentiality agreement substantially in the form provided to Parent, and all Employees of the Company and any of its Subsidiaries whose regular duties involve the creation of Intellectual Property have executed such an agreement, except where the failure to do so would not reasonably be expected to be material to the Company and its subsidiaries, taken as a whole.
          (p) Open Source. Except as set forth in Section 2.7(p)(i) of the Company Disclosure Letter, no Company Intellectual Property or Intellectual Property of a third party or in the public domain that constitutes open source, public source or freeware Intellectual Property, or any modification or derivative thereof, including any version of any Software licensed pursuant to any GNU general public license or limited general public license or other public or open source license, or other Software that is licensed pursuant to a license that purports to require the distribution of, or access to, source code, purports to require licensing of other Software combined with such Software, or purports to restrict one’s ability to charge for distribution of Software (collectively “Open Source”), was used in, incorporated into, integrated or bundled with any Company Product that is distributed by the Company to Third Parties (each a “Distributed Company Product”). Section 2.7(p)(ii) of the Company Disclosure Letter sets forth a list of all Open Source that is included in, or provided or distributed with, any Distributed Company Product and for each such use of Open Source: (i) the applicable license terms, (ii) the applicable Distributed Company Product, and (iii) the copyright holder(s) of such Open Source. Except as set forth in Section 2.7(p)(iii) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has (A) incorporated Open Source into, or combined Open Source with, any Company Product or Company Intellectual Property or used Open Source to develop or provide any Company Product or Company Intellectual Property, (B) distributed Open Source in conjunction with or for use with any Company Product or Company Intellectual Property, or (C) otherwise used Open Source, in each case, in a manner that (x) imposes or could impose a requirement or condition that such Company Product or Company Intellectual Property (or any portion thereof) (1) be disclosed or distributed in Source Code form, (2) be licensed for the purpose of making modifications or derivative works, or (3) be redistributable at no charge, or (y) grants or would require the grant of a license to any Person of any Company Intellectual Property.
          (q) No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure or delivery by the Company or any person acting on its behalf to any person of any source code that is Company Owned Intellectual Property. Neither the execution of this Agreement nor any of the other transactions contemplated by this Agreement, will result in the release from escrow of any source code that is Company Intellectual Property.
          (r) To the Knowledge of the Company, all Company Products and Company Intellectual Property (and all parts thereof) are free of any disabling codes or instructions, timer, clock, counter or other limiting design or routing, “back door,” “Trojan horse,” “worm,” “virus” or other software routines or hardware components that in each case permit Third Party access not authorized by Company (pursuant to an applicable license agreement or otherwise) or disablement or erasure not authorized by Company (pursuant to an applicable license agreement or otherwise) of such Company Product or Company Intellectual Property (or all parts thereof) or data or other software of users or otherwise cause them to be incapable of being used in the full manner for which they were designed (“Contaminants”), except to the extent such Software licensed on a “test” or

“trial” basis and except in the case of a virus, that would not be material to the business of Company and its subsidiaries, taken as a whole.
          (s) The Company has complied with its internal privacy policies in all material respects and with all applicable Legal Requirements with respect to the collection of personally identifiable information, except for which noncompliance that individually or in the aggregate would not result in any liability to the Company and its Subsidiaries, taken as a whole. To the Knowledge of the Company, the execution, delivery and performance of this Agreement complies with all applicable material Legal Requirements relating to privacy, information security and the Company’s applicable privacy policies. True and correct copies of all current Company privacy policies are attached to Section 2.7(s) of the Company Disclosure Letter. There is no complaint to or audit, proceeding, investigation or claim currently pending against, or to the Knowledge of the Company threatened against, Company or its business by any Governmental Entity, or by any Person in respect of the collection, use or disclosure of personal information by any Person in connection with the Company or their businesses.
          (t) The Company has information technology systems reasonably sufficient to operate the business as it is currently conducted. The Company has taken reasonable steps and implemented reasonable procedures to limit the possibility that information technology systems used in connection with the operation of the Company are infected with Contaminants. The Company has taken reasonable steps, including the implementation of a disaster recovery plan to safeguard the information technology systems utilized in the operation of the business of the Company as it is currently conducted. To the Knowledge of the Company, there have been no material unauthorized intrusions or breaches of the security of the Company’s information technology systems within the past two (2) years.
     2.8 Compliance; Permits.
          (a) Compliance. Neither the Company nor any of its Subsidiaries is in conflict with, or in default or in violation of, any Legal Requirement applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective businesses or properties is, or the Company believes is reasonably likely to be, bound or affected, or any material Contract, permit, franchise or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or its or any of their respective business or properties is bound or affected except for those conflicts, defaults or violations that, individually or in the aggregate, would not cause the Company or its Subsidiaries to lose any benefit or incur any liability, in any case, material to the Company and its Subsidiaries, taken as a whole. No investigation or review by any Governmental Entity is pending or, to the Knowledge of the Company, has been threatened, against the Company or any of its Subsidiaries. There is no material judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or any of its Subsidiaries, any acquisition of material property by the Company or any of its Subsidiaries or the conduct of business by the Company and its Subsidiaries as currently conducted in all material respects.

          (b) Permits. The Company and its Subsidiaries hold all permits, licenses, variances, clearances, consents, commissions, franchises, exemptions, orders and approvals from Governmental Entities (“Permits”) that are required for the operation of the business of the Company (collectively, “Company Permits”), except for where the failure to hold such Permits would not result in a liability material to the Company and its Subsidiaries, taken as a whole. As of the date hereof, no suspension or cancellation of any of the material Company Permits is pending or, to the Knowledge of the Company, threatened. The Company and its Subsidiaries are in compliance in all material respects with the terms of the material Company Permits.
     2.9 Litigation. There are no claims, suits, actions, judgments or proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seeks to (a) restrain or enjoin the consummation of the transactions contemplated hereby or (b) which would reasonably be expected, either singularly or in the aggregate with all such claims, actions, judgments or proceedings, to be material to the Company and its Subsidiaries, taken as a whole.
     2.10 Brokers’ and Finders’ Fees. Except for fees payable to Goldman, Sachs & Co. pursuant to an engagement letter dated July 12, 2007 (the “Goldman Agreement”) a copy of which has been provided to Parent, the Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby, and the Company has not entered into any indemnification agreement or arrangement with any Person in connection with this Agreement and the transactions contemplated hereby other than pursuant to the Goldman Agreement. Except pursuant to the Goldman Agreement, the Company will not incur any fees or expenses of any accountant, broker, financial advisor, consultant, legal counsel or other Person retained by the Company in connection with this Agreement, other than fees which accrue on a time and materials basis at customary rates for services rendered.
     2.11 Transactions with Affiliates. Except as set forth in the Company SEC Reports, since the date of the Company’s last proxy statement filed with the SEC, no event has occurred as of the date hereof that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC. Section 2.11 of the Company Disclosure Letter identifies each Person who is an “affiliate” (as that term is used in Rule 145 promulgated under the Securities Act) of the Company as of the date hereof.
     2.12 Employee Benefit Plans
          (a) Schedule. Section 2.12(a) of the Company Disclosure Letter sets forth a correct and complete list of (i) each “employee benefit plan,” within the meaning of Section 3(3) of ERISA, and (ii) each material plan, program or agreement providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written or unwritten or otherwise, funded or unfunded (it being understood and agreed that any plan, program or agreement providing severance, termination pay, deferred compensation or stock or stock-related awards shall be deemed material), which, in the case of plans, programs or agreements described in clauses (i) or (ii) is maintained, contributed to, or required to be contributed to, by the Company or any Controlled Group Affiliate (as defined in Section 2.12(e)) for the benefit of any current or former or retired employee, consultant or director (each, an “Employee”), or with respect to which the Company or any Controlled Group Affiliate has or may have any material liability or obligation, including each International Employee Plan (each such plan, program and arrangement, a “Company Employee Plan”); and (iii) each material management, employment, severance, consulting, relocation, repatriation, expatriation, visa, work permit or other agreement or contract between the Company or any Controlled Group Affiliate and any Employee (each, an “Employee Agreement”). Except to the extent required by Law or to conform any such Company Employee Plan to the requirements of any applicable Legal Requirements, as required by the terms of such Company Employee Plan or as permitted by the terms of this Agreement, or to the extent necessary to bring such plans or agreements into compliance with Section 409A of the Code or to secure an exemption from Section 409A of the Code, neither the Company nor any Controlled Group Affiliate has any plan or commitment to establish any new Company Employee Plan or Employee Agreement, to modify any Company Employee Plan or to adopt or enter into any Company Employee Plan or Employee Agreement.
          (b) Documents. The Company has made available to Parent for review (to the extent applicable) (i) all documents embodying each Company Employee Plan and each Employee Agreement including (without limitation) all amendments thereto and related trust documents, administrative service agreements, group annuity contracts, group insurance contracts, and policies pertaining to fiduciary liability insurance covering the fiduciaries for each Company Employee Plan), and with respect to any Company Employee Plan that has been merged into another Company Employee Plan, the plan documents in effect immediately prior to the merger of such plan, (ii) the most recent annual actuarial valuations and/or audited statement of assets and liabilities for each applicable Company Employee Plan, (iii) the three (3) most recent annual reports, returns, securities registration statements (other than those available on EDGAR) or other filings, if any, required to be filed with any Governmental Entity under applicable Legal Requirement in connection with each Company Employee Plan, (iv) the most recent IRS determination, opinion, notification and advisory letters with respect to Company Employee Plans intended to be qualified under Section 401(a) of the Code, (v) all material written correspondence by the Company to, or received by the Company from, any Governmental Entity relating to any Company Employee Plan, (vi) all discrimination tests for each Company Employee Plan, if applicable, for the most recent three (3) plan years; (vii) all model COBRA forms and related notices; (viii) all material communications from the Company to Employees relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability under any Company Employee Plan; and (ix) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Company Employee Plan. As used in this Agreement, “COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

          (c) Benefit Plan Compliance.
               (i) With respect to each Company Employee Plan and Employee Agreement, no event has occurred and, to the Knowledge of the Company, there exists no condition or set of circumstances, in connection with which the Company or any of its Subsidiaries would be subject to any material liability under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), the Code or any other applicable Legal Requirement.
               (ii) Each Company Employee Plan has been, in all material respects, administered and operated in accordance with its terms, with the applicable provisions of ERISA, the Code and all other applicable material Legal Requirements and the terms of all applicable collective bargaining agreements. Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has either received a favorable determination letter from the Internal Revenue Service as to its qualified status or may rely upon an opinion letter for a prototype plan, and there has been no event, condition or circumstance that has adversely affected or, to the Company’s Knowledge, would adversely affect such qualified status. The Company has not engaged in any “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, which is not otherwise exempt under Section 408 of ERISA, with respect to any Company Employee Plan. Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without material liability to Parent, Company or any of its Controlled Group Affiliates (other than ordinary administration expenses or the payment of vested benefits thereunder). There are no audits, inquiries or proceedings pending or, to the Knowledge of the Company, threatened by the Internal Revenue Service or U.S. Department of Labor, or any other Governmental Entity or any Employee with respect to any Company Employee Plan. Neither the Company nor any Controlled Group Affiliate is subject to any material penalty or tax with respect to any Company Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code.
               (iii) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has entered into any agreement, arrangement or understanding, whether written or oral, with any trade union, works council or other Employee representative body or any material number or category of its Employees which would prevent the implementation of any lay-off, redundancy, severance or similar program within its or their respective workforces (or any part of them).
          (d) Plan Funding. With respect to the Company Employee Plans, there are no material benefit obligations for which contributions have not been timely made or properly accrued and there are no material benefit obligations which have not been accounted for by reserves, or otherwise properly footnoted in accordance with the requirements of GAAP, on the financial statements of the Company.
          (e) No Pension or Welfare Plans. Neither the Company nor any other person or entity under common control within the meaning of Section 414(b), (c), (m) or (o) of the Code (a “Controlled Group Affiliate”) with the Company has ever maintained, established, sponsored, participated in, or contributed to, any (i) Company Employee Plan which is or was subject to

Title IV of ERISA or Section 412 of the Code, (ii) “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (iii) “multiple employer plan” within the meaning of Section 4001(a)(3) of ERISA or subject to Section 413(c) of the Code, or (iv) “welfare benefit fund” within the meaning of Section 419 of the Code. No Company Employee Plan provides health benefits that are not fully insured through an insurance contract.
          (f) Continuation Coverage. No Company Employee Plan provides post-termination or retiree welfare benefits (whether or not insured), with respect to any person for any reason (other than coverage mandated by applicable Legal Requirements) and neither the Company nor any Controlled Group Affiliate has ever represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) or any other person that such Employee(s) or other person would be provided with post-termination or retiree welfare benefits, except to the extent required by applicable Legal Requirements.
          (g) International Employee Plans. Each International Employee Plan has been established, maintained and administered in material compliance with its terms and conditions and with the requirements prescribed by any and all statutory or regulatory laws that are applicable to such International Employee Plan. Furthermore, no International Employee Plan has unfunded liabilities, that as of the Effective Time, will not be offset by insurance or fully accrued. Except as required by law, no condition exists that would prevent the Company or Parent from terminating or amending any International Employee Plan at any time for any reason without liability to the Company or its Controlled Group Affiliates (other than ordinary administration expenses or routine claims for benefits). Section 2.12(g) of the Company Disclosure Letter lists each country in which the Company or any of its Subsidiaries or affiliates has operations and the number of employees in each country. As used in this Agreement, “International Employee Plan” shall mean each Company Employee Plan that has been adopted or maintained by the Company or any Controlled Group Affiliate, whether informally or formally, or with respect to which the Company or any Controlled Group Affiliate will or may have any liability, for the benefit of Employees who perform services outside the United States.
          (h) Effect of Transaction. The execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Employee Plan that will or may result in any material payment (whether of severance pay or otherwise), acceleration of payment, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee. No payment or benefit which will or may be made by the Company or any Controlled Group Affiliate with respect to any Employee or any other “disqualified individual” (as defined in Code Section 280G and the regulations thereunder) will be characterized as a “parachute payment,” within the meaning of Section 280G(b)(2) of the Code. There is no contract, agreement, plan or arrangement to which the Company or any Controlled Group Affiliate is a party or by which it is bound to compensate any Employee for excise taxes paid pursuant to Section 4999 of the Code.

          (i) Section 409A. Each contract, agreement or arrangement to which the Company is a party that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code has been operated since January 1, 2005 in good faith compliance with Section 409A of the Code and the guidance and regulations thereunder (“Section 409A”). No such nonqualified deferred compensation plan has been “materially modified” (within the meaning of IRS Notice 2005-1) at any time after October 3, 2004.
          (j) Past Acquisitions. Neither the Company nor any Controlled Group Affiliate is currently obligated to provide an Employee with any compensation or benefits pursuant to an agreement (e.g., an acquisition agreement) with a former employer of such Employee.
          (k) Labor. No employees are represented by any labor organization or works council with respect to their employment with the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to Employees and no collective bargaining agreement is being negotiated by the Company or any of its Subsidiaries. To the Knowledge of the Company, there are no activities or proceedings of any labor union to organize any Employees. There is no labor dispute, strike, slowdown, concerted refusal to work overtime, or work stoppage against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened or reasonably anticipated. None of the Company, any of its Subsidiaries or any of their respective representatives or Employees has committed any unfair labor practice in connection with the operation of the respective businesses of the Company or any of its Subsidiaries. There are no material actions, suits, claims, labor disputes or grievances pending or threatened or reasonably anticipated relating to any labor, safety or discrimination matters involving any Employee, including, without limitation, charges of unfair labor practices or discrimination complaints. Neither the Company nor any of its Subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act. Neither the Company nor any Subsidiary has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any liability or obligation under WARN or any similar state or local law that remains unsatisfied. No terminations prior to the Closing would trigger any notice or other obligations under the WARN Act or similar state or local law.
          (l) Employment Matters. The Company and each of its Subsidiaries is in material compliance with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, and in each case, with respect to Employees, the Company and each of its Subsidiaries: (i) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to Employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, Social Security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice), in each case except for any such liabilities that would not reasonably be expected to result, individually or in the aggregate, in a liability material to the Company and its Subsidiaries, taken as a whole. There are no (x) actions, suits, claims or administrative matters pending or, to the Knowledge of the Company, threatened or reasonably anticipated against the Company, any of its Subsidiaries, or any of their Employees relating to any Employee, Employee Agreement or Company Employee Plan or (y) pending, to the Knowledge of the Company, or threatened or reasonably anticipated claims or actions against Company, any of its Subsidiaries, any Company trustee or any trustee of any Subsidiary under any worker’s compensation policy or long-term disability policy, in each case except that would not, individually or in the aggregate, reasonably be expected to result in material liability to the Company or its Subsidiaries. Neither the Company or any Subsidiary is party to a conciliation agreement, consent decree or other agreement or order with any federal, state, or local agency or governmental authority with respect to employment practices. The services provided by each of the Company’s, each Subsidiary’s and their Controlled Group Affiliates’ Employees are terminable at the will of the Company and its Controlled Group Affiliates and any such termination would result in no liability to the Company or any Controlled Group Affiliate. Section 2.12(l) of the Company Disclosure Schedule lists all material liabilities of the Company to any Employee that result from the termination by the Company, Parent or any of its Subsidiaries of such Employee’s employment or provision of services, a change of control of the Company, or a combination thereof. Neither the Company nor any of its Subsidiaries has any material liability with respect to any misclassification of: (a) any Person as an independent contractor rather than as an employee, (b) any employee leased from another employer, or (c) any employee currently or formerly classified as exempt from overtime wages.
          (m) There is no contract, agreement, plan or arrangement to which the Company or any of its Subsidiaries is a party, covering any employee, consultant or director of the Company or any of its Subsidiaries, which, individually or collectively, (i) could give rise to the payment of any amount the deduction of which by the Company or any Subsidiary would be disallowed pursuant to Sections 404 or 162(m) of the Code, (ii) could give rise to the payment of any amount that would not be deductible pursuant to Sections 280G, or (iii) could require the Company or any of its Subsidiaries to pay a tax gross up payment to any employee, consultant or director of the Company or any of its Subsidiaries for Tax-related payments under Section 280G of the Code.
     2.13 Title to Properties.
          (a) Properties. Neither Company nor any of its Subsidiaries owns any real property or has ever owned any real property. Section 2.13 of the Company Disclosure Letter sets forth a list of all real property currently leased by the Company or any of its Subsidiaries (“Leased Real Property”), the name of the lessor, the date of the lease and each amendment thereto, in each case, as of the date hereof (“Leases”). All such Leases are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such Leases, any existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default), except for such defaults as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. There are no other parties occupying, or with a right to occupy, the Leased Real Property other than the Company or any of its Subsidiaries. The Leased Real Property is in good operating condition and repair in all material respects, and to the Knowledge of the Company, the Leased Real Property is free from material structural, physical and mechanical defects, ordinary wear and tear excepted. To the Knowledge of the Company, neither the operations of the Company or any of its Subsidiaries on the Leased Real Property nor such Leased Real Property, including the improvements thereon, violate in any material respect any applicable building code, zoning requirement or other Legal Requirement relating to such property or operations thereon, and any such non-violation is not dependent on so called non-conforming use exceptions.
          (b) Valid Title. The Company and each of its Subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its material tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any Liens except for Liens imposed by law in respect of obligations which are owed in respect of taxes not yet due or being contested in good faith and by appropriate proceedings and for which adequate reserves have been established on the Company Financials, Liens in favor of equipment lessors covering such leased equipment, and except for such Liens which are not material in character, amount or extent, and which do not materially detract from the value, or materially interfere with the present use of the property subject thereto or affected thereby.
     2.14 Environmental Matters.
          (a) The Company and each of its Subsidiaries (i) have not received any written notice of any alleged material claim, violation of or liability under any Environmental Law which has not heretofore been cured or for which there is any remaining liability; (ii) have not disposed of, emitted, discharged, handled, stored, transported, sold, distributed, used or released any Hazardous Materials or any product containing Hazardous Materials, arranged for the disposal, discharge, storage or release of any Hazardous Materials, or exposed any employee or other individual to any Hazardous Materials in each case so as to give rise to any material liability or corrective or remedial obligation under any Environmental Laws; (iii) have not entered into any agreement that may require any of them to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to material liabilities arising out of Environmental Laws or the Hazardous Materials related activities of the Company or its Subsidiaries; and (iv) have delivered to Parent or made available for inspection by Parent and its agents, representatives and employees all records in the Company’s and Subsidiaries’ possession concerning the Hazardous Materials activities of the Company and all environmental audits and environmental assessments of any facility owned, leased or used at any time by the Company or each of its Subsidiaries conducted at the request of, or otherwise in the possession of the Company or any of its Subsidiaries. Except as would not reasonably be expected to result in a Company Material Adverse Effect, there are no Hazardous Materials in, on, or under any properties owned, leased or used at any time by the Company or each of its Subsidiaries such as could give rise to any liability or corrective or remedial obligation of the Company or any of its Subsidiaries under any Environmental Laws.

          (b) For the purposes of this Section 2.14, (i) “Environmental Laws” shall mean all federal, state, local and foreign laws and regulations relating to worker health and safety, pollution, protection of the environment or exposure of any individual to Hazardous Materials, including laws and regulations relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, registration, distribution, labeling, recycling, use, treatment, storage, disposal, transport or handling of Hazardous Materials and including any Hazardous Materials related electronic waste, product content or product take-back requirements and (ii) “Hazardous Materials” shall mean chemicals, pollutants, contaminants, wastes, toxic substances, radioactive and biological materials, asbestos-containing materials (ACM), hazardous substances, petroleum and petroleum products or any fraction thereof.
     2.15 Contracts.
          (a) Scheduled Contracts. For purposes of this Agreement, “Company Scheduled Contract” shall mean:
               (i) any “material contracts” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company and its Subsidiaries;
               (ii) any employment or consulting Contract with any executive officer, individual independent contractor, or employee of the Company or its Subsidiaries earning an annual salary or providing for compensation in excess of $100,000 annually, or member of the Company’s Board of Directors, other than those that are terminable by the Company or any of its Subsidiaries on no more than thirty (30) days notice without material liability or financial obligation;
               (iii) any Contract or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement (either alone or upon the occurrence of any additional or subsequent events) or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;
               (iv) any agreement of indemnification or any guaranty other than any agreement of indemnification or guarantee entered into in connection with the sale or license of hardware or software products or services in the ordinary course of business;
               (v) any Contract containing any covenant (A) limiting in any respect the right of the Company or any of its Subsidiaries to engage in any line of business, to make use of any material Intellectual Property or compete with any Person in any material line of business, (B) granting any exclusive distribution rights, or (C) otherwise having an adverse effect on the right of the Company and its Subsidiaries to sell, distribute or manufacture any products or services, which adverse effect would be material to the Company and its Subsidiaries, taken as a whole;
               (vi) any Contract relating to the disposition or acquisition by the Company or any of its Subsidiaries of a material amount of assets not in the ordinary course of business or pursuant to which the Company or any of its Subsidiaries has any material ownership interest in any other Person or other business enterprise other than the Company’s Subsidiaries;
               (vii) any dealer, distributor, joint marketing or development agreement under which the Company or any of its Subsidiaries have continuing material obligations to jointly market any product, technology or service and which may not be canceled without penalty upon notice of ninety (90) days or less, or any material agreement pursuant to which the Company or any of its Subsidiaries have continuing material obligations to jointly develop any Intellectual Property that will not be owned, in whole or in part, by the Company or any of its Subsidiaries and which may not be terminated without penalty upon notice of ninety (90) days or less;
               (viii) each of the Company’s and its Subsidiaries’ Contracts (taking together as a single Contract any group of Contracts with a Person or group of affiliated Persons) which (A) is among the Company’s and its Subsidiaries’ top fifty (50) Contracts, based upon revenue generated for the twelve (12) month period ended on September 30, 2007, and (B) requires the Company or any of its Subsidiaries to provide source code to any third party for any product or technology;
               (ix) any Contract containing any material support, maintenance or service obligation on the part of the Company or any of its Subsidiaries, other than those obligations that are terminable by the Company or any of its Subsidiaries on no more than one (1) year notice without liability or financial obligation to the Company or its Subsidiaries;
               (x) any Contract to license any third party to manufacture or reproduce any of the Company’s or any of its Subsidiary’s products, services or technology or any Contract to sell or distribute any of the Company’s or any of its Subsidiary’s products, services or technology, except agreements with distributors or sales representatives entered into in the ordinary course of business consistent with past practice and terminable by the Company or any of its Subsidiaries without penalty upon notice of no more than one (1) year;
               (xi) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, (excluding, for the avoidance of doubt, accounts receivables and payables in the ordinary course of business);
               (xii) any material settlement agreement entered into within five (5) years prior to the date of this Agreement;
               (xiii) any other individual non-customer Contract that has a value of $250,000 or more annually, excluding trade payables (and associated purchase orders) incurred in the ordinary course of business; and
               (xiv) any non-customer Contract, or group of Contracts with a Person (or group of affiliated Persons), the termination or breach of which would be reasonably expected to have a material adverse effect on any material division or business unit or other material operating group of product or service offerings of the Company and its Subsidiaries, taken as a whole, or otherwise have a Company Material Adverse Effect.
          (b) Schedule. Section 2.15(a) of the Company Disclosure Letter sets forth a list of all Company Scheduled Contracts to which the Company or any of its Subsidiaries is a party or is bound by as of the date hereof.
          (c) No Breach. All Company Scheduled Contracts are valid and in full force and effect except to the extent they have previously expired in accordance with their terms or if the failure to be in full force and effect, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a default under the provisions of, any Company Scheduled Contract, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.
     2.16 Disclosure. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the registration statement on Form S-4 (or similar successor form) to be filed with the SEC by Parent in connection with the issuance of Parent Common Stock in the Merger (including amendments or supplements thereto) (the “Registration Statement”) will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Prospectus/Joint Proxy Statement to be filed with the SEC as part of the Registration Statement and sent to the stockholders of the Company in connection with the meeting of the Company’s stockholders to consider the adoption of this Agreement (the “Company Stockholders’ Meeting”) and to the stockholders of Parent in connection with the meeting of Parent’s stockholders to consider the approval of the Share Issuance pursuant to the terms of this Agreement (the “Parent Stockholders Meeting” and such Prospectus/Joint Proxy Statement, as amended or supplemented, is referred to herein as the “Prospectus/Joint Proxy Statement”), will, at the time the Prospectus/Joint Proxy Statement is mailed to the stockholders of the Company and the stockholders of Parent, at the time of the Company Stockholders’ Meeting, at the time of the Parent Stockholders Meeting or as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Prospectus/Joint Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder at the time the Prospectus/Joint Proxy Statement is mailed to the stockholders of the Company and the stockholders of Parent, at the time of the Company Stockholders’ Meeting, at the time of the Parent Stockholders Meeting and as of the Effective Time. The representations and warranties contained in this Section 2.16 do not and will not apply to statements included in the Prospectus/Joint Proxy Statement or the Registration

Statement based upon information supplied by Parent or Merger Sub for use or incorporation by reference therein (or statements regarding Parent or Merger Sub which were required to have been included by Parent or Merger Sub in the Prospectus/Joint Proxy Statement or the Registration Statement and which were omitted from the information supplied by Parent or Merger Sub).
     2.17 Board Approval. The Board of Directors of the Company has, by resolutions duly adopted by unanimous vote at a meeting of the Board of Directors of the Company duly called and held and not subsequently rescinded or modified in any way prior to the date hereof, duly (i) determined that the Merger is fair to, and in the best interests of, the Company and its stockholders and declared the Merger to be advisable, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, and (iii) recommended that the stockholders of the Company adopt this Agreement and directed that such matter be submitted to the Company’s stockholders at the Company Stockholders’ Meeting.
     2.18 Fairness Opinion. The Company has received the opinion of Goldman, Sachs & Co., financial advisor to the Company, to the effect that, as of the date of this Agreement and subject to the assumptions, qualifications and limitations set forth therein, the Per Share Stock Amount and the Per Share Cash Amount to be received by the holders of shares of Company Common Stock, taken in the aggregate, is fair from a financial point of view to such holders (such opinion, the “Goldman Fairness Opinion”).
     2.19 Insurance. All insurance policies covering the Company, its Subsidiaries or any of their respective Employees, properties or assets are set forth on Section 2.19 of the Company Disclosure Letter. All such insurance policies are in full force and effect, no notice of cancellation has been received, and there is no existing material default by any insured thereunder.
     2.20 Substantial Customers.
          (a) Section 2.20(a) of the Company Disclosure Letter lists the 10 largest customers of the Company on the basis of revenues for the 12-month period ending on the date of the Company Balance Sheet.
          (b) As of the date hereof, no such customer described in Sections 2.20(a) above has (i) ceased or materially reduced its purchases from the Company since the beginning of such 12 month period, (ii) to the Knowledge of the Company, threatened to cease or materially reduce such purchases or (iii) to the Knowledge of the Company, been threatened with bankruptcy or insolvency. All Contracts with the customers required to be set forth on Section 2.20(a) of the Company Disclosure Letter (the “Substantial Customer Contracts”) are valid and in full force and effect except to the extent they have previously expired, or otherwise terminated, in accordance with their terms or if the failure to be in full force and effect, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a default under the provisions of, any Substantial Customer Contract, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.
     2.21 Export Control Laws.
          (a) Each of the Company and its Subsidiaries (x) is conducting its export transactions in accordance in all material respects, and (y) has conducted its export transactions in accordance in all material respects, other than as would not reasonably be expected to have a Company Material Adverse Effect, with all applicable U.S. export and re-export control laws and, to the Knowledge of the Company, all other applicable import/export controls in other countries in which the Company and its Subsidiaries conduct material levels of business.
          (b) Each of the Company and its Subsidiaries has obtained, and is in material compliance with, all material export licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, classifications and filings with any Governmental Entity required for (A) the export and re-export of products, services, software and technologies and (B) releases of technologies and software to foreign nationals located in the United States and abroad (“Export Approvals”).
          (c) As of the date hereof, there are no pending or, to the Knowledge of the Company, threatened claims or legal actions against the Company or any Subsidiary alleging a violation of such Export Approvals or the export control laws of any Governmental Entity.
     2.22 Foreign Corrupt Practices Act. Neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company, any officer, director, agent, Employee or other Person associated with or acting on their behalf, has, directly or indirectly, materially violated any provision of the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), and to the Knowledge of the Company, none of them has used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made, offered or authorized any unlawful payment to foreign or domestic government officials or employees, or made, offered or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment that would materially violate the FCPA or any other Legal Requirement. The Company has established reasonable internal controls and procedures designed to ensure compliance with the FCPA in all material respects.
     2.23 Takeover Statutes. Assuming the accuracy of the representation and warranty set forth in Section 3.12, the action of the Board of Directors of the Company in approving this Agreement and the Merger is sufficient to render inapplicable to this Agreement and the Merger the restrictions on business combinations contained in Section 203 of Delaware Law.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF PARENT
AND MERGER SUB
     Except as disclosed in writing in the disclosure letter supplied by Parent and Merger Sub to the Company dated as of the date hereof and certified by a duly authorized executive officer of each of Parent and Merger Sub (the “Parent Disclosure Letter”), Parent and Merger Sub represent and warrant to the Company as follows:
     3.1 Organization; Standing and Power; Charter Documents; Significant Subsidiaries.
          (a) Organization; Standing and Power. Parent and each of its Significant Subsidiaries (defined below) (i) is a corporation or other organization duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (except in the case of good standing for entities organized under the laws of any jurisdiction that does not recognize such concept), (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and (iii) is duly qualified or licensed and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to so qualify or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.
          (b) Charter Documents. Parent has delivered or made available to the Company (i) a true and correct copy of the Certificate of Incorporation (including any Certificate of Designations) and Bylaws of Parent, each as amended to date (collectively, the “Parent Charter Documents”) and (ii) the Significant Subsidiary Charter Documents of each of its Significant Subsidiaries (as defined Rule 1.02 of Regulation of S-X of the SEC), and each such instrument is in full force and effect. Parent is not in violation of any of the provisions of the Parent Charter Documents and each Significant Subsidiary of Parent is not in violation of its respective Significant Subsidiary Charter Documents, except in the case of a Significant Subsidiary, as would not reasonably be expected to have a Parent Material Adverse Effect.
          (c) Significant Subsidiaries. Section 3.1(c) of the Parent Disclosure Schedule includes all the Subsidiaries of Parent which are Significant Subsidiaries. All the outstanding shares of capital stock of, or other equity interests in, each such Significant Subsidiary have been duly authorized, validly issued and are fully paid and nonassessable (except in the case of good standing for entities organized under the laws of any jurisdiction that does not recognize such concept) and are owned by Parent, a wholly-owned Significant Subsidiary of Parent, or Parent and another wholly-owned Significant Subsidiary of Parent, free and clear of all Liens, including any restriction on the right to vote, possess, use, sell, transfer or otherwise dispose of such capital stock or other ownership interests, except for restrictions imposed by applicable securities laws, except as would not reasonably be expected to have a Parent Material Adverse Effect.

     3.2 Capital Structure.
          (a) Capital Stock.
               (i) The authorized capital stock of Parent consists of: (i) 250,000,000 shares of Parent Common Stock, par value $0.001 per share and (ii) 10,000,000 shares of preferred stock, par value $0.001 per share (the “Parent Preferred Stock”). At the close of business on October 19, 2007: (i) 59,440,147 shares of Parent Common Stock were issued and outstanding, excluding shares of Parent Common Stock held by Parent in its treasury, (ii) no shares of Parent Common Stock were issued and held by Parent in its treasury, and (iii) no shares of Parent Preferred Stock were issued and outstanding. Since the close of business on October 19, 2007 through the execution of this Agreement, Parent has not issued any shares of Parent Common Stock, other than pursuant to the exercise of Parent Options (as defined below) outstanding as of October 19, 2007 and granted pursuant to the Parent Stock Plans.
               (ii) All of the outstanding shares of capital stock of Parent are, and all shares of capital stock of Parent which may be issued as contemplated or permitted by this Agreement will be, when issued, duly authorized and validly issued, fully paid and nonassessable and not subject to any preemptive rights.
          (b) Stock Options.
               (i) As of the close of business on October 19, 2007: (i) 10,022,905 shares of Parent Common Stock were subject to issuance pursuant to outstanding options to purchase or rights to purchase or acquire Parent Common Stock under the stock option, stock award, stock appreciation or phantom stock plans of Parent (the “Parent Stock Plans”) (the “Parent Options”), (ii) 909,256 shares of Parent Common Stock were reserved for future issuance pursuant to Parent Options available for grant under the Parent Stock Plans, (iii) 972,025 shares of Parent Common Stock are reserved for future issuance under the employee stock purchase plan of Parent and (iv) 378,828 shares of Parent Common Stock are subject to issuance pursuant to outstanding options, rights or warrants to purchase Parent Common Stock issued other than pursuant to the Parent Stock Plans and the Parent employee stock purchase plan. Since the close of business on October 19, 2007 through the execution of this Agreement, no Parent Options have been granted and no shares of Parent Common Stock have been reserved for future issuance pursuant to Parent Options or other equity-based awards available for grant under the Parent Stock Plans. There are no outstanding or authorized stock appreciation, phantom stock or other similar rights (whether payable in stock, cash or other property) with respect to the Company.
               (ii) All shares of Parent Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Parent.

          (c) Voting Debt. No Voting Debt of Parent is issued or outstanding as of the date hereof.
          (d) Other Securities.
               (i) Except as otherwise set forth in Section 3.2(a)(i) and Section 3.2(b)(i), as the date hereof, there are no securities, options, warrants, calls, rights, contracts, commitments, agreements, instruments, arrangements, understandings, obligations or undertakings of any kind to which Parent or any of its Significant Subsidiaries is a party or by which any of them is bound obligating Parent or any of its Significant Subsidiaries to (including on a deferred basis) issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock, Voting Debt or other voting securities of Parent or any of its Significant Subsidiaries, or obligating Parent or any of its Significant Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, instrument, arrangement, understanding, obligation or undertaking.
               (ii) All outstanding shares of Parent Common Stock, all outstanding Parent Options, and all outstanding shares of capital stock of each Significant Subsidiary of Parent have been issued and granted in compliance in all material respects with (i) all applicable securities laws and all other applicable Legal Requirements and (ii) all requirements set forth in applicable material Contracts.
          (e) Merger Sub Capital Stock. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.001 per share, of which 1,000 shares are issued and outstanding. Parent is the sole stockholder of Merger Sub and is the legal and beneficial owner of all 1,000 issued and outstanding shares. Merger Sub was formed by counsel to Parent at the direction of Parent solely for purposes of effecting the Merger and the other transactions contemplated hereby. Except as contemplated by this Agreement, Merger Sub does not hold, nor has it held, any material assets or incurred any material liabilities nor has Merger Sub carried on any business activities other than in connection with the Merger and the transactions contemplated by this Agreement. All of the outstanding shares of capital stock of Merger Sub have been duly authorized and validly issued, and are fully paid and nonassessable and not subject to any preemptive rights.
     3.3 Authority; Non-Contravention; Necessary Consents.
          (a) Authority. Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and, subject to the approval of the Share Issuance by the Required Parent Stockholders (as defined below), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject only to obtaining the approval of the Share Issuance by the Stockholders of Parent, the adoption of this Agreement by Parent as Merger Sub’s sole stockholder and the filing of the Certificate of Merger pursuant to Delaware Law. The approval of the Share Issuance by the affirmative vote of the holders of a majority of the shares of Parent Common Stock represented at a meeting of the stockholders of Parent called for such purpose and entitled to vote thereon (and at which a quorum is present) (the “Required Parent Stockholders”) is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitute valid and binding obligations of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with their terms except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).
          (b) Non–Contravention. The execution and delivery of this Agreement by Parent and Merger Sub does not, and performance of this Agreement by Parent and Merger Sub will not: (i) conflict with or violate the Parent Charter Documents, the certificate of incorporation or bylaws of Merger Sub or any other Significant Subsidiary Charter Documents of any Significant Subsidiary of Parent, (ii) subject to compliance with the requirements set forth in Section 3.3(c) and obtaining the approval of the Share Issuance by Parent’s stockholders as contemplated in Section 5.2, conflict with or violate any material Legal Requirement applicable to Parent, Merger Sub or any of Parent’s other Significant Subsidiaries or by which Parent, Merger Sub or any of Parent’s other Significant Subsidiaries or any of their respective properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair Parent’s or Merger Sub’s rights or materially alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of Parent or any of its Significant Subsidiaries pursuant to, any Contract to which Parent or any of its Significant Subsidiaries is a party except, as to clauses (ii) and (iii), respectively, for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Section 3.3(b) of the Parent Disclosure Letter lists all consents, waivers and approvals under any of Parent’s or any of its Significant Subsidiaries’ Contracts required to be obtained in connection with the consummation of the transactions contemplated hereby, which, if individually or in the aggregate not obtained, would result in a Parent Material Adverse Effect.
          (c) Necessary Consents. No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required to be obtained or made by Parent or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the Merger and other transactions contemplated hereby, except: (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company and/or Parent are qualified to do business, (ii) the filing of the Prospectus/Joint Proxy Statement with the SEC in accordance with the Exchange Act and the effectiveness of the Registration Statement, (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) laws and HSR Act and satisfaction of such other requirements of the comparable applicable laws of other jurisdictions, (iv) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities or “blue sky” laws and the securities laws of any foreign country and (v) such other consents, approvals, orders, authorizations, registrations, declarations or filings, the failure of which to obtain would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
     3.4 SEC Filings; Financial Statements; Internal Controls.
          (a) SEC Filings. Parent has filed all required registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference) required to be filed by it with the SEC since June 28, 2006. Parent has made available to the Company all such registration statements, prospectuses, reports, schedules, forms, statements and other documents in the form filed with the SEC. All such required registration statements, prospectuses, reports, schedules, forms, statements and other documents (including those that Parent may file subsequent to the date hereof) are referred to herein as the “Parent SEC Reports.” As of their respective dates, or, if amended or supplemented prior to the date of this Agreement, as of the date of such amendment or supplement, each Parent SEC Reports (i) complied in all material respects with the requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Reports and (ii) did not at the time it was filed (or became effective in the case of a registration statement), or if amended, supplemented or superseded by a filing prior to the date of this Agreement then on the date of such superseding filing, amendment or supplement, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of Parent’s Subsidiaries is required to file any forms, reports or other documents with the SEC. Parent has previously made available to the Company a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Parent with the SEC pursuant to the Securities Act or the Exchange Act.
          (b) Financial Statements. Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports (the “Parent Financials”), as amended or supplemented prior to the date of this Agreement, if applicable, including each Parent SEC Report filed after the date hereof until the Closing: (i) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, 8-K or any successor form under the Exchange Act), and (ii) fairly presented in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as at the respective dates thereof and the consolidated results of Parent’s operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal year end adjustments which were not, or are not expected to be, material in amount to Parent and its Subsidiaries, taken as a whole. The balance sheet of Parent dated as of June 30, 2007 contained in the Company SEC Reports filed with the SEC on August 10, 2007 is hereinafter referred to as the “Parent Balance Sheet.” Except as disclosed in the Parent Financials, neither Parent nor any of its Subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be reflected or reserved against on a consolidated balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP, except for liabilities or obligations (1) under this Agreement or incurred in connection with the transactions contemplated hereby, (2) incurred in the ordinary course of business since June 30, 2007, (3) that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or (4) incurred at the request or with the consent of the Company.
          (c) Internal Controls. Parent has established and maintains disclosure controls and procedures and internal control over financial reporting, as such terms are defined in, and as required by, Rules 13a-15 and 15d-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Since December 31, 2006 and through the date hereof, to the Knowledge of Parent, no events, facts or circumstances have occurred, or exist, such that management would not be able to complete its assessment of the effectiveness of Parent’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2007, and conclude, after such assessment, that such controls were effective. Parent and each of its Subsidiaries has established and maintains and adheres to and enforces in all material respects a system of internal control over financial reporting, which is sufficient in all material respects to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements (including the Parent Financials) for external purposes in accordance with GAAP. To the Knowledge of Parent, since the date of Parent’s most recent Form 10-Q filed with the SEC, neither Parent nor any of its Subsidiaries (including any Employee), nor Parent’s independent auditors has identified or been made aware of (A) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by Parent and its Subsidiaries, (B) any fraud, whether or not material, that involves Parent’s management or other Employees), or (C) any claim or allegation regarding any of the foregoing. In connection with the periods covered by the Parent Financials since January 1, 2007, Parent has disclosed to the Company all significant deficiencies and material weaknesses identified in writing by Parent or Parent’s independent auditors (whether current or former) in the design or operation of the internal control over financial reporting utilized by Parent and its Subsidiaries. Parent is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq.
     3.5 Absence of Certain Changes or Events.  Since the date of the Parent Balance Sheet there has not been any Parent Material Adverse Effect and during the period from the date of the Parent Balance Sheet to the date hereof there has not been: (i) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of Parent’s or any of its Significant Subsidiaries’ capital stock, or any purchase, redemption or other acquisition by Parent or any of its Significant Subsidiaries of any of Parent’s capital stock or any other securities of Parent or its Significant Subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from Employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements, or (ii) any split, combination or reclassification of any of Parent’s or any of its Significant Subsidiaries’ capital stock.
     3.6 Compliance.  Neither Parent nor any of its Significant Subsidiaries is in conflict with, or in default or in violation of, any Legal Requirement applicable to Parent or any of its Significant Subsidiaries or by which Parent or any of its Significant Subsidiaries or any of their respective businesses or properties is, or Parent believes is reasonably likely to be, bound or affected, or any material Contract, permit, franchise or other instrument or obligation to which Parent or any of its Significant Subsidiaries is a party or by which Parent or any of its Significant Subsidiaries or its or any of their respective business or properties is bound or affected except for those conflicts, defaults or violations that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. No material investigation or review by any Governmental Entity is pending or, to the Knowledge of Parent, has been threatened, against Parent or any of its Significant Subsidiaries. There is no judgment, injunction, order or decree binding upon Parent or any of its Significant Subsidiaries which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent or any of its Significant Subsidiaries, any acquisition of material property by Parent or any of its Significant Subsidiaries or the conduct of business by Parent and its Significant Subsidiaries as currently conducted, except as would not have a Parent Material Adverse Effect.
     3.7 Litigation .  There are no claims, suits, actions, judgments or proceedings pending or, to the Knowledge of Parent, threatened against Parent or any of its Significant Subsidiaries, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seeks to (a) restrain or enjoin the consummation of the transactions contemplated hereby or (b) which would reasonably be expected, either singularly or in the aggregate with all such claims, actions, judgments or proceedings, to have a Parent Material Adverse Effect.
     3.8 Disclosure.  None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of Parent for inclusion or incorporation by reference in the Prospectus/Joint Proxy Statement will, at the time the Prospectus/Joint Proxy Statement is mailed to the stockholders of Parent and the stockholders of the Company, at the time of Parent Stockholders’ Meeting, at the time of the Company Stockholders Meeting or as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Prospectus/Joint Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder at the time the Prospectus/Joint Proxy Statement is mailed to the stockholders of Parent and the stockholders of the Company, at the time of the Parent Stockholders’ Meeting, at the time of the Company Stockholders Meeting and as of the Effective Time. The representations and warranties contained in this Section 3.8 do not and will not apply to statements included in the Prospectus/Joint Proxy Statement or the Registration Statement based upon information supplied by the Company for use or incorporation by reference therein (or statements regarding the Company which were required to have been included by the Company in the Prospectus/Joint Proxy Statement or the Registration Statement and which were omitted from the information supplied by the Company).
     3.9 Board Approval.  The Board of Directors of Parent, by resolutions duly adopted by unanimous vote at a meeting of the Board of Directors of Parent duly called and held and not subsequently rescinded or modified in any way prior to the date hereof, has duly (i) determined that the Merger is fair to, and in the best interests of, Parent and its stockholders and declared the Merger to be advisable, and (ii) approved this Agreement and the transactions contemplated hereby, including the Merger and (iii) has recommended that the stockholders of Parent vote to approve the Share Issuance. Parent, as the sole stockholder of Merger Sub, has adopted this Agreement and such adoption has not been subsequently rescinded or modified in any way.
     3.10 Fairness Opinion .  Parent’s Board of Directors has received a written opinion from Credit Suisse Securities (USA) LLC, dated as of October 23, 2007, to the effect that, as of such date, the Merger Consideration to be paid in the Merger is fair to Parent, from a financial point of view, and has delivered to the Company a copy of such opinion.
     3.11 Brokers’ and Finders’ Fees.  Except for fees payable to Credit Suisse Securities (USA) LLC pursuant to an engagement letter dated October 23, 2007, Parent has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby, in any case, for which the Company or any of its Subsidiaries will be liable or have any obligations.
     3.12 Company Stock.  Each of Parent and Merger Sub is not, nor at any time during the last three years prior to the date of this Agreement has it been, an “interested stockholder” of the Company as defined in Section 203 of the Delaware General Corporation Law. As of the date of this Agreement, each of Parent and Merger Sub does not own (directly or indirectly, beneficially or of record) and is not a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of the Company (other than as contemplated by this Agreement).

ARTICLE IV
CONDUCT BY THE COMPANY PRIOR TO THE EFFECTIVE TIME
     4.1 Conduct of Business by the Company.
          (a) Ordinary Course. During the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company and each of its Subsidiaries shall, except as otherwise expressly contemplated by this Agreement, to the extent that Parent shall otherwise consent in writing, or as required by applicable Legal Requirements, (i) carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted, (ii) pay its material debts and Taxes when due and pay or perform other material obligations when due, in each case except with respect to those being contested in good faith by appropriate proceedings, and (iii) use commercially reasonable efforts consistent with past practices and policies to (x) preserve substantially intact its present business organization, (y) keep available the services of its present executive officers and Employees, and (z) preserve substantially intact its relationships with customers, suppliers, licensors, licensees, and others with which it has material business dealings.
          (b) Required Consent. In addition, without limiting the generality of Section 4.1(a), except as permitted by the terms of this Agreement, and except as provided in Article IV of the Company Disclosure Letter or as required by applicable Legal Requirements or the regulations or requirements of Nasdaq, during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company shall not do any of the following, and shall not permit any of its Subsidiaries to do any of the following, without the prior written consent of Parent:
               (i) Enter into any new line of business (it being understood that this clause (i) shall not prohibit the Company or its Subsidiaries from introducing, in the ordinary course of business consistent with past practice, any new products or applications within the Company’s current line of businesses);
               (ii) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock, other than any such transaction by a wholly-owned Subsidiary of it that remains a wholly-owned Subsidiary of it after consummation of such transaction in the ordinary course of business; provided, however, that nothing herein shall be construed as prohibiting the Company from granting Company Options that are Routine Grants;
               (iii) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock or the capital stock of its Subsidiaries, other than repurchases of unvested shares at cost or for de minimis consideration in connection with either the termination of the employment relationship with any employee or upon the resignation of any director or consultant, in each case, pursuant to stock option or purchase agreements in effect on the date hereof;

               (iv) Issue, deliver, sell, authorize, pledge or otherwise encumber any shares of capital stock, Voting Debt or any securities convertible into shares of capital stock or Voting Debt, or subscriptions, rights, warrants or options to acquire any shares of capital stock or Voting Debt or any securities convertible into shares of capital stock or Voting Debt, or enter into other agreements or commitments of any character obligating it to issue any such securities or rights, other than: (A) issuances of Company Common Stock upon the exercise of Company Options, warrants or other rights of the Company existing on the date hereof in accordance with their present terms or granted pursuant to clauses (B) or (C) hereof, (B) grants of stock options to purchase Company Common Stock granted in the ordinary course of business consistent with past practice and on Standard Terms (as defined below) to new Company employees under the Company Stock Plans outstanding on the date hereof, and (C) grants of stock options to purchase Company Common Stock granted to existing Company employees (other than to directors and officers), under the Company Stock Plans outstanding on the date hereof in the ordinary course of business consistent with past practice in connection with annual compensation reviews or ordinary course promotions and in each case on Standard Terms; provided, however, that the stock option grants pursuant to clause (C) shall not exceed grants of options to acquire 30,000 shares of Company Common Stock to any individual or grants of options to acquire 300,000 shares of Company Common Stock to all such individuals in the aggregate (the grants described, and subject to the limitations, in clauses (B) and (C), the “Routine Grants”, and for purposes of this Section 4.1(b)(iv), “Standard Terms” shall mean options to purchase Company Common Stock with the following terms (1) a per share exercise price that is no less than the current market price at the time of grant of a share of Company Common Stock, (2) a vesting schedule no more favorable than one-quarter (1/4) on the one-year anniversary of the date of grant, and one-forty-eighth (1/48) on each monthly anniversary of the date of grant thereafter, (3) which do not accelerate, or become subject to acceleration, directly or indirectly, (whether pursuant to the terms of such grant or any other Contract with the Company (directly or indirectly)) as a result of the approval or consummation of the Merger or the transactions contemplated hereby and/or the termination of employment following the Merger and (4) with a period for exercisability under such option following termination of employment of no greater than ninety (90) days following a termination of employment for any reason other than retirement, death or total and permanent disability);
               (v) Cause, permit or propose any amendments to the Company Charter Documents or any of the Subsidiary Charter Documents of the Company’s Subsidiaries;
               (vi) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity or voting interest in or a portion of the assets of, or by any other manner, any business or any Person or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of the Company and its Subsidiaries, taken as a whole;
               (vii) Enter into any binding agreement, agreement in principle, letter of intent, memorandum of understanding or similar agreement with respect to any material joint venture, strategic partnership or alliance, excluding any stream partner, reseller, channel partner or similar agreements, in each case, entered into, and containing terms, in the ordinary course of business consistent with past practice, in each case, that is terminable by the Company or any of its Subsidiaries upon no more than twelve (12) months prior notice and which does not contain any exclusive dealing arrangements;
               (viii) Sell, lease, license, encumber or otherwise dispose of any properties or assets except (A) the sale, lease or disposition (other than through licensing) of property or assets which are not material, individually or in the aggregate to the business of the Company and its Subsidiaries, taken as a whole, or (B) perpetual licenses of the Company Products in the ordinary course of business consistent with past practice having no material support, maintenance or service obligations other than those obligations that are terminable by the Company or any of its Subsidiaries upon no more than one (1) year notice without liability or financial obligation to the Company or its Subsidiaries or (C) for the provision of the Company Products on a hosted services basis in the ordinary course of business consistent with past practice other than those terminable by the Company or any of its Subsidiaries within no more than three (3) years without liability or financial obligation to the Company or its Subsidiaries;
               (ix) Make any loans, advances or capital contributions to, or investments in, any other Person, other than: (A) loans or investments by it or a wholly-owned Subsidiary of it to or in it or any wholly-owned Subsidiary of it, or (B) employee loans or advances made in the ordinary course of business consistent with past practices;
               (x) Except as required by GAAP, as concurred in by its independent auditors, or by a Governmental Entity, make any material change in its methods or principles of accounting since the date of the Company Balance Sheet;
               (xi) Make or change any material Tax election, adopt or change any material Tax accounting method, settle or compromise any material Tax liability, file any amended Tax Return or consent to any extension or waiver of any limitation period with respect to Taxes;
               (xii) Revalue any of its assets or make any change in accounting methods, principles or practices, other than as required by GAAP or by a Governmental Entity;
               (xiii) (A) Pay, discharge, settle or satisfy any material claims (including any Tax claim), liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or litigation (whether or not commenced prior to the date of this Agreement), other than the payment, discharge, settlement, or satisfaction for money, of claims, liabilities, obligations or litigation (x) to the extent subject to reserves on the Company Financials existing as of the date hereof in accordance with GAAP, (y) that are accounts payable incurred in the ordinary course of business for goods and services or (z) otherwise in the ordinary course of business consistent with past practice or in accordance with their terms, of claims not in excess of $100,000 individually or $1,000,000 in the aggregate, provided, that with respect to any matter under this clause (A) that requires Parent’s consent, such consent shall not be unreasonably withheld, conditioned or delayed, or (B) waive the benefits of, agree to modify in any manner materially adverse to the Company, terminate, release any person from or knowingly fail to enforce any material confidentiality or similar agreement to which Company or any of its Subsidiaries is a party or of which Company or any of its Subsidiaries is a beneficiary;

               (xiv) Except as required by Legal Requirements or as required by any Company Employee Plan or Employee Agreement in existence as of the date hereof and as set forth in Section 2.12(a) of the Company Disclosure Letter), (1) increase in any manner the amount of compensation or fringe benefits of, pay any bonus or special remuneration (cash, equity or otherwise) to or grant severance or termination pay to any Employee, consultant or director of the Company or any Subsidiary of the Company (other than salary increases and bonuses, in each case, made in the ordinary course of business consistent with past practice with respect to employees who are not executive officers of the Company or directors of the Company), (2) make any increase in or commitment to increase any Company Employee Plan (including any severance plan), adopt or amend or make any commitment to adopt or amend any Company Employee Plan or make any contribution, other than regularly scheduled contributions or contributions required by the terms of the Company Employee Plan as in effect as of the date hereof, to any Company Employee Plan, (3) waive any stock repurchase rights, accelerate, amend or change the period of exercisability of Company Options or Company Restricted Stock, or reprice any Company Options or authorize cash payments in exchange for any Company Options, (4) enter into any employment, severance, termination or indemnification agreement with any Company Employee or enter into any collective bargaining agreement, (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable “at will” without the Company or its Subsidiaries incurring any material liability or financial obligation and who are not officers), (5) make any material oral or written representation or commitment with respect to any material aspect of any Company Employee Plan that is not materially in accordance with the existing written terms and provision of such Company Employee Plan, (6) grant any stock appreciation right, phantom stock award, stock-related award or performance award (whether payable in cash, shares or otherwise) to any Person (including any Company Employee), or (7) enter into any agreement with any Company Employee the benefits of which are (in whole or in part) contingent or the terms of which are materially altered upon the occurrence of a transaction involving the Company of the nature contemplated hereby; provided, however, that nothing herein shall be construed as prohibiting the Company from granting Company Options that are Routine Grants; and provided, further, that nothing herein shall limit the Company’s ability to amend Company Employee Plans, Employee Agreements, employment, severance, termination or indemnification agreements to the extent necessary (A) to bring such plans or agreements into compliance with Section 409A of the Code or to secure an exemption from Section 409A of the Code, or (B) to reduce or prevent the imposition on any Employee or other “disqualified individual” (as defined in Code Section 280G and the regulations thereunder) of excise taxes pursuant to Section 4999 of the Code with respect to payments or benefits thereunder. Notwithstanding the foregoing, the form and substance of any such amendments shall be subject to Parent’s prior review and approval, which review shall be prompt and approval not unreasonably withheld;
               (xv) Grant any exclusive rights with respect to any Company Intellectual Property;

               (xvi) Enter into, or renew, any Contracts containing, or otherwise subject the Surviving Corporation or Parent to, any non-competition, exclusivity or other material restrictions on the Company or the Surviving Corporation or Parent, or any of their respective businesses, which is material to the business of the Company and its Subsidiaries, taken as a whole, or, following the Effective Time, to the Parent and its Subsidiaries, taken as a whole; provided, however, that the Company may renew such Contracts for a period of one (1) year or less on the same terms in place prior to the date of this Agreement so long as none of Parent nor any of its Subsidiaries (other than, following the Closing, the Surviving Corporation or any of its Subsidiaries) are, or following the Closing would be subject to, any such non-competition, exclusivity or other restrictions provided therein;
               (xvii) Enter into any agreement or commitment the effect of which would be to grant to a third party following the Merger any actual or potential right of license to any material Intellectual Property owned by Parent or any of its Subsidiaries (excluding for the avoidance of doubt, the Company and its Subsidiaries);
               (xviii) Take, or agree to take, any action that would prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;
               (xix) Hire employees other than in the ordinary course of business;
               (xx) Terminate any employees of the Company or its Subsidiaries or otherwise cause any employees of the Company or its Subsidiaries to resign, in each case other than (x) in the ordinary course of business or (y) for cause or poor performance (documented in accordance with the Company’s past practices);
               (xxi) Make any representations or issue any communications (including electronic communications) to employees that are inconsistent with this Agreement or the transactions contemplated hereby, including any representations regarding offers of employment or other benefits from Parent;
               (xxii) Incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of any other Person (other than any wholly-owned Subsidiary of it) or enter into any arrangement having the economic effect of any of the foregoing, other than borrowings (and guarantees by the Subsidiaries of indebtedness incurred by the Company) of up to $15,000,000 at any time outstanding (in the aggregate) pursuant to (x) the Loan and Security Agreement, dated as of February 23, 2007, entered into by the Company and Silicon Valley Bank (the “SVB Facility”), as amended from time to time, or (y) any replacement credit facility on terms not materially less favorable (including with respect to guarantees by Subsidiaries) to the Company than the SVB Facility (provided that prior to or concurrently with entering into any replacement facility, the Company shall pay all liabilities, obligations and fees owed under the SVB Facility);

               (xxiii) Make any individual or series of related payments in excess of $250,000 outside of the ordinary course of business or make or commit to make any capital expenditures in excess of $750,000 beyond those contained in the Company’s capital expenditure budget in effect on the date hereof, a copy of which is attached hereto as Schedule 4.1(b)(xxiii);
               (xxiv) Modify or amend in a manner adverse in any material respect to the Company, or terminate any non-customer Company Scheduled Contract currently in effect, or waive, release or assign any material rights or claims thereunder, in each case, in a manner adverse in any material respect to the Company, other than any modification, amendment or termination of any such non-customer Company Scheduled Contract in the ordinary course of business, consistent with past practice;
               (xxv) Enter into any Contract requiring the Company or any of its Subsidiaries to pay in excess of an aggregate of $250,000 annually or $1,000,000 over the term of such Contract; or
               (xxvi) Agree in writing or otherwise to take any of the actions described in (i) through (xxv) above.
     4.2 Conduct of Business by Parent.  (a) Except as required by applicable Legal Requirements or the regulations or requirements of Nasdaq, during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Parent shall not declare, set aside or pay any dividends on, or make any other distributions in respect of (whether payable in cash, stock, property or a combination thereof), the capital stock of Parent, other than any stock dividend or distribution which results in an appropriate adjustment to the Per Share Stock Amount pursuant to Section 1.6(h).
     (b) From the date of this Agreement through the date that the condition set forth in Section 6.1(d) is satisfied, Parent agrees that neither it nor any of its Subsidiaries shall acquire (or enter into any agreement to acquire), directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization or similar transaction any of the entities set forth on Schedule 4.2(b).
ARTICLE V
ADDITIONAL AGREEMENTS
     5.1 Prospectus/Joint Proxy Statement; Registration Statement.  As promptly as practicable after the execution of this Agreement, and in any event within thirty (30) days of the date of the Agreement, Parent and the Company will prepare the Prospectus/Joint Proxy Statement, and Parent will prepare and file with the SEC the Registration Statement in which the Prospectus/Joint Proxy Statement will be included as a prospectus. Each of Parent and the Company shall provide promptly to the other such information concerning its business affairs and financial statements as, in the reasonable judgment of the providing party or its counsel, may be required or appropriate for inclusion in the Prospectus/Joint Proxy Statement and the Registration Statement pursuant to this Section 5.1, or in any amendments or supplements thereto, and shall cause its counsel and auditors to cooperate with the other’s counsel and auditors in the preparation of the Prospectus/Joint Proxy Statement and the Registration Statement. Each of Parent, Merger Sub and the Company agree to use all reasonable efforts to deliver to each of Wilson Sonsini Goodrich & Rosati, Professional Corporation, and Latham & Watkins, LLP, tax representation letters in substantially the forms set forth in Exhibit B-2, for purposes of rendering a tax opinion as required by applicable Legal Requirements in connection with such Prospectus/Joint Proxy Statement and Registration Statement. Each of Parent and the Company will respond to any comments from the SEC, and will use all reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable (but in no event prior to such time as all waiting periods (and any extensions thereof) under the HSR Act and other applicable laws relating to the transactions contemplated hereby expire or terminate early and any objections raised by any Governmental Entity with respect to the transactions contemplated hereby have been resolved), and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated hereby. Each of the Company and Parent shall furnish all information concerning it and the holders of its capital stock as the other party may reasonably request in connection with such actions and the preparation of the Prospectus/Joint Proxy Statement. Each of Parent and the Company will notify the other promptly upon the receipt of any comments from the SEC or its staff in connection with the filing of, or amendments or supplements to, the Registration Statement and/or the Prospectus/Joint Proxy Statement. Parent shall promptly inform the Company if, at any time prior to the Effective Time, any event or circumstance relating to Parent, any Subsidiary of Parent or Merger Sub, or any of their respective officers or directors, is discovered by Parent that should be set forth in an amendment or a supplement to the Prospectus/Joint Proxy Statement or the Registration Statement. The Company shall promptly inform Parent if, at any time prior to the Effective Time, any event or circumstance relating to the Company or any Subsidiary of the Company, or any of their respective officers or directors, is discovered by the Company that should be set forth in an amendment or a supplement to the Prospectus/Joint Proxy Statement or the Registration Statement. Except in connection with any Change in Recommendation in accordance with Section 5.3(d) hereof or any Permitted Parent Action in accordance with Section 5.2(b) and other than pursuant to Rule 425 of the Securities Act with respect to releases made in compliance with Section 5.5 of this Agreement, no amendment or supplement to the Prospectus/Joint Proxy Statement or the Registration Statement, nor any response to any comments or inquiry from the SEC with respect to such filings, will be made by the Company or Parent without the approval of the other party, which approval shall not be unreasonably withheld, conditioned or delayed (it being understood that it shall be unreasonable to withhold consent with respect to any amendment or supplement to the Prospectus/Joint Proxy Statement or Registration Statement to the extent such amendment or supplement is required to be included therein so that the Prospectus/Joint Proxy Statement or Registration Statement will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading as may be required by Rule 10b-5 or Rule 14a9 under the Exchange Act or Section 11 or Section 12 of the Securities Act; provided, however, that the Company shall not make a Change of Recommendation except in accordance with the terms of Section 5.3(d)). The Company and Parent each will advise the other promptly after it receives notice of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Prospectus/Joint Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. Each of the parties hereto shall cause the Prospectus/Joint Proxy Statement and the Registration Statement to comply as to form and substance as to such party in all material respects with the applicable requirements of (i) the Exchange Act, (ii) the Securities Act, and (iii) the rules and regulations of Nasdaq.
     5.2 Meeting of Company and Parent Stockholders; Board Recommendation.
          (a) Meeting of Company and Parent Stockholders. After the Registration Statement is declared effective under the Securities Act, in accordance with Section 5.1 hereof, each of the Company and Parent will take all action necessary in accordance with Delaware Law and its respective Certificate of Incorporation and Bylaws to cause the Prospectus/Joint Proxy Statement (and/or any amendment or supplement thereto) to be mailed to its respective stockholders and to call, hold and convene the Company Stockholders’ Meeting and the Parent Stockholders’ Meeting, as applicable, to consider, in the case of the Company, the adoption of this Agreement and, in the case of Parent, the approval of the Share Issuance (each, a “Stockholders’ Meeting”) to be held as promptly as practicable after the date upon which all of the following have occurred: (A) the Registration Statement becomes effective and (B) all waiting periods (and any extensions thereof) under the HSR Act and other applicable laws relating to the transactions contemplated hereby expire or terminate early and any objections raised by any Governmental Entity with respect to the transactions contemplated hereby have been resolved (it being the intent of the parties that such meetings shall be held not later than forty-five (45) days after satisfaction of both clauses (A) and (B) except to the extent prohibited by applicable Legal Requirements). Subject to Section 5.3(d), each of the Company and Parent will use all reasonable efforts to solicit from its respective stockholders proxies in favor of, in the case of the Company, the adoption of this Agreement and, in the case of Parent, the approval of the Share Issuance, and will take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of Nasdaq or Delaware Law to obtain such approvals. Notwithstanding anything to the contrary contained in this Agreement, the Company and Parent, as the case may be, may adjourn or postpone its Stockholders’ Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Prospectus/Joint Proxy Statement is provided to its respective stockholders in advance of the vote to be taken at such meeting or, if as of the time for which the Stockholders’ Meeting is originally scheduled (as set forth in the Prospectus/Joint Proxy Statement) there are insufficient shares of Common Stock of the Company or Parent, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such Stockholders’ Meeting. Each of the Parent and the Company shall ensure that its Stockholders’ Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by it in connection with its Stockholders’ Meeting are solicited, in compliance with Delaware Law, its Certificate of Incorporation and Bylaws, the rules of Nasdaq and all other applicable Legal Requirements.

          (b) Board Recommendation. Except to the extent expressly permitted by Section 5.3(d): (i) the Board of Directors of the Company shall recommend that its stockholders vote in favor of adoption of this Agreement at the Company Stockholders’ Meeting (the “Company Board Recommendation”) and shall reaffirm (publicly, if so requested) the Company Board Recommendation within ten (10) calendar days after Parent requests in writing that such recommendation be reaffirmed (provided, that if a tender or exchange offer relating to the Company’s securities shall have been commenced by a Person unaffiliated with the Company, such reaffirmation shall not be required less than (10) business days after such tender or exchange offer has first been published, sent or given to the Company’s securityholders), (ii) the Board of Directors of Parent shall recommend that its stockholders vote in favor of the approval of the Share Issuance at the Parent Stockholders’ Meeting (the “Parent Board Recommendation” and together with the Company Board Recommendation, the “Board Recommendations”) and shall reaffirm (publicly, if so requested) the Parent Board Recommendation within ten (10) calendar days after the Company requests in writing that such recommendation be reaffirmed (provided, that if a tender or exchange offer relating to Parent’s securities shall have been commenced by a Person unaffiliated with Parent, such reaffirmation shall not be required less than (10) business days after such tender or exchange offer has first been published, sent or given to the Company’s securityholders), (iii) the Prospectus/Joint Proxy Statement shall include a statement to the effect that each of the Board of Directors of the Company and Parent has made such applicable Board Recommendation, and (iv) neither the Board of Directors of the Company nor the Board of Directors of Parent, nor any committee of either of them, shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to the other party, their respective Board Recommendations. Nothing in this Agreement shall prohibit Parent’s Board of Directors from (A) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act, or (B) making any disclosure to its stockholders the failure of which to disclose would result in a breach of Parent’s Board of Directors’ fiduciary duties to its stockholders under Delaware Law (each, a “Permitted Parent Action”).
     5.3 Acquisition Proposals.
          (a) No Solicitation. The Company agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall use all reasonable efforts to cause its and its Subsidiaries’ Employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to (and shall not authorize any of them to) directly or indirectly: (i) solicit or initiate, or knowingly facilitate, encourage or induce, any inquiry with respect to, or the making, submission or announcement of, any Acquisition Proposal, (ii) subject to Section 5.3(c), participate in any discussions or negotiations with, or furnish any nonpublic information (x) to any Person that has made an Acquisition Proposal or (y) to any Person that has informed the Company (either directly or indirectly) that it is considering an Acquisition Proposal or (z) under circumstances where it would be reasonably expected that the non-public information being provided would be used for purposes of making an Acquisition Proposal (it being understood that this clause (z) shall not limit the Company’s ability to provide product, sales or marketing information to bona fide customers and strategic partners in the context of sales and marketing activities), (iii) approve, endorse or recommend any Acquisition Proposal, (iv) withdraw or modify the Company Board Recommendation in a manner adverse to Parent (except to the extent specifically permitted pursuant to Section 5.3(d)) or (v) (except for any confidentiality agreement entered into pursuant to Section 5.3(c)(i)), enter into any letter of intent or similar document or any contract agreement or commitment contemplating or otherwise relating to any Acquisition Proposal or transaction contemplated thereby. The Company and its Subsidiaries will immediately cease any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal. The Company agrees that it will promptly request each Person that has entered into a confidentiality agreement with the Company in connection with its consideration of an Acquisition Proposal to return or destroy all confidential information heretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries, as the case may be.
          (b) Notification of Unsolicited Acquisition Proposals.
               (i) Within the greater of twenty-four (24) hours or one business day of (x) the receipt of any Acquisition Proposal (y) any request for nonpublic information or inquiry (1) from any Person that has informed the Company (either directly or indirectly) that it is considering an Acquisition Proposal or (2) under circumstances where it would be reasonably expected that the non-public information being requested would be used for purposes of making an Acquisition Proposal (it being understood that this clause (2) shall not apply to requests for product, sales or marketing information marking information from bona fide customers and strategic partners in the context of sales and marketing activities (whether current or prospective). The Company shall provide Parent with oral and written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the Person or group making any such Acquisition Proposal, request or inquiry and a copy of all written materials provided to or from the Company in connection with such Acquisition Proposal (other than reverse diligence materials from the Person making the Acquisition Proposal), request or inquiry and a description of the oral terms of such Acquisition Proposal, request or inquiry. The Company shall, as promptly as practicable, keep Parent informed on a current basis of the material developments with respect to such Acquisition Proposal, request or inquiry and shall promptly (but in any event within the greater of twenty-four (24) hours or one (1) business day), provide Parent a copy of all written materials subsequently provided to or from the Company in connection with such Acquisition Proposal (other than reverse diligence materials from the Person making the Acquisition Proposal and except as described in clauses (x) and (y) of Section 5.3(c)(i)), request or inquiry and a description of the oral terms of such Acquisition Proposal, request or inquiry.
               (ii) The Company shall provide Parent with forty-eight (48) hours prior notice (or such lesser prior notice as is provided to the members of its Board of Directors) of any meeting of its Board of Directors at which its Board of Directors is reasonably expected to consider any Acquisition Proposal.
          (c) Superior Offers. Notwithstanding anything to the contrary contained in Section 5.3(a), in the event that the Company receives an unsolicited, bona fide written Acquisition

Proposal from a third party that its Board of Directors has in good faith concluded (after consultation with its outside legal counsel and its financial advisor), is, or would reasonably be expected to lead to, a Superior Offer, the Company may then take the following actions (but only if (i) such Acquisition Proposal did not arise (directly or indirectly) from a breach of Section 5.3(a) and (ii) the Board of Directors of the Company concludes in good faith, after consultation with outside legal counsel, that the failure to do so would reasonably be expected to result in a breach of its fiduciary obligations under applicable Legal Requirements):
               (i) Furnish nonpublic information to the third party making such Acquisition Proposal, provided that (A) (1) within twenty-four hours of furnishing any such nonpublic information to such party, the Company gives Parent written notice that it has (or intends to) furnish such nonpublic information and (2) the Company receives from the third party an executed confidentiality agreement containing standstill terms and limitations on the use and disclosure of information furnished to such third party on the Company’s behalf, the terms of which are no less favorable to the Company than those contained in the Confidentiality Agreement and (B) contemporaneously with or prior to furnishing any such nonpublic information to such third party, the Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously so furnished), except that (x) the Company may redact names of employees (other than officers) set forth in such information and (y) the Company shall not be required to provide such information if doing so would be inconsistent with any applicable antitrust Legal Requirement; and
               (ii) Engage in discussions or negotiations with the third party with respect to the Acquisition Proposal, provided that within twenty-four hours of entering into discussions or negotiations with such third party, the Company gives Parent written notice that it has (or intends to) enter into discussions or negotiations with such third party.
          (d) Change of Recommendation.
               (i) At any time prior to adoption of this Agreement by the Required Company Stockholders, other than in connection with an Acquisition Proposal, the Board of Directors of the Company may take the actions prohibited by clause (iv) of Section 5.2(b) (and in each case modify accordingly the statement of the Company’s Board of Directors included or to be included in the Prospectus/Joint Proxy Statement pursuant to clause (iii) of Section 5.2(b)) if the Board of Directors of the Company determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would result in a breach of its fiduciary duties under applicable Legal Requirements; provided, however, that the Company shall have, at least five (5) days prior to taking such action, provided to Parent written notice which shall state expressly that the Company intends to take such action.
               (ii) In response to the receipt of a Superior Offer, the Board of Directors of the Company may withhold, withdraw, amend or modify the Company Board Recommendation and, in the case of a Superior Offer that is a tender or exchange offer made directly to its stockholders, may recommend that its stockholders accept the tender or exchange offer (and in each case modify accordingly the statement of the Company’s Board of Directors included or to be included in the

Prospectus/Joint Proxy Statement pursuant to clause (iii) of Section 5.2(b)) (any of the foregoing actions in response to the receipt of a Superior Offer, whether by the Board of Directors of the Company or a committee thereof, a “Change of Recommendation”), if all of the following conditions in clauses (1) through (5) are met:
                    (1) A Superior Offer with respect to it has been made and has not been withdrawn;
                    (2) The Company Stockholders’ Meeting has not occurred;
                    (3) The Company shall have (A) at least five (5) days prior to a Change of Recommendation, provided to Parent written notice which shall state expressly (1) that the Company has received such Superior Offer, (2) the material terms and conditions of such Superior Offer and the identity of the Person or group making the Superior Offer, and (3) that the Company intends to effect a Change of Recommendation and the manner in which it intends to do so, and (B) complied with its obligations pursuant to Section 5.3(b) and Section 5.3(c)(i) in connection with such Superior Offer;
                    (4) The Board of Directors of the Company has concluded in good faith, after receipt of advice of its outside legal counsel, that, in light of such Superior Offer, the failure of the Board of Directors to effect a Change of Recommendation would reasonably be expected to result in a breach of its fiduciary duties to its stockholders under applicable Legal Requirements; and
                    (5) The Company shall not have materially breached (directly or indirectly) any of the provisions set forth in Section 5.2 or this Section 5.3, as applicable, with respect to obtaining such Superior Offer and which breach is continuing.
          (e) Continuing Obligation to Call, Hold and Convene Stockholders’ Meeting; No Other Vote. Notwithstanding anything to the contrary contained in this Agreement, the obligation of the Company to call, give notice of, convene and hold the Company Stockholders’ Meeting shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Acquisition Proposal or by any Change of Recommendation. The Company shall not submit to the vote of its stockholders any Acquisition Proposal.
          (f) Compliance with Tender Offer Rules. Nothing contained in this Agreement shall prohibit the Company or its Board of Directors from taking and disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any “stop-look-and-listen” communication to the stockholders of the Company pursuant to Rule 14d 9(f) and the Exchange Act; provided, however, in each case, that the content of any such disclosure shall be governed by the terms of this Agreement. Without limiting the foregoing proviso, the Company shall not effect a Change of Recommendation unless specifically permitted pursuant to the terms of Section 5.3(d).

          (g) Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:
               (i) “Acquisition Proposal,” with respect to the Company, shall mean any offer or proposal, relating to any transaction or series of related transactions involving: (A) any purchase from the Company or acquisition by any Person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of a fifteen percent (15%) or more interest in the total outstanding voting securities of the Company, or any tender offer or exchange offer that if consummated would result in any Person or group beneficially owning fifteen percent (15%) or more of the total outstanding voting securities of the Company, or any merger, consolidation, business combination, recapitalization or similar transaction involving the Company or any of its Subsidiaries that if consummated would result in the stockholders of the Company immediately preceding such transaction holding less than eighty five percent (85%) of the equity interests in the surviving or resulting entity of such transaction or the resulting direct or indirect parent or subsidiary entity thereof as a result of such transaction, (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), or disposition of fifteen percent (15%) or more of the assets of the Company and its Subsidiaries taken as a whole (including pursuant to the sale of equity in any Subsidiary of the Company), or (C) any liquidation or dissolution of the Company (provided, however, the transactions contemplated hereby shall not be deemed an Acquisition Proposal); and
               (ii) “Superior Offer,” with respect to the Company, shall mean an unsolicited, bona fide written offer made by a third party to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization or similar transaction, all or substantially all of the assets of the Company or a majority of the total outstanding voting securities of the Company as a result of which the stockholders of the Company immediately preceding such transaction would hold less than fifty percent (50%) of the equity interests in the surviving or resulting entity of such transaction or any resulting direct or indirect parent or subsidiary entity thereof as a result of such transaction, on terms that the Board of Directors of the Company has in good faith concluded (after the receipt of advice of its outside legal counsel and its financial adviser), taking into account all aspects of such Acquisition Proposal, including, among other things, all legal, financial, regulatory and other aspects of the offer and the Person making the offer, would if consummated result in a transaction that is more favorable from a financial point of view to the Company’s stockholders (in their capacities as stockholders) than the transactions contemplated by this Agreement and is reasonably capable of being consummated on the terms proposed.
     5.4 Confidentiality; Access to Information; No Modification of Representations, Warranties or Covenants.
          (a) Confidentiality. The parties acknowledge that the Company and Parent have previously executed a Letter Agreement re Confidentiality dated August 16, 2007 (the “Confidentiality Agreement”), which Confidentiality Agreement will continue in full force and effect in accordance with its terms and each of Parent and the Company will hold, and will use reasonable efforts to cause its respective directors, officers, Employees, agents and advisors (including attorneys, accountants, consultants, bankers and financial advisors) to hold, any Evaluation Material (as defined in the Confidentiality Agreement) confidential in accordance with the terms of the Confidentiality Agreement.
          (b) Access to Information. Except as would cause a waiver of the attorney-client privilege (provided, however, that the parties agree to use reasonable efforts to enter into a joint defense agreement if they determine that doing so could permit the disclosure of the following information without the waiver of such attorney-client privilege), the Company will afford Parent and Parent’s accountants, counsel and other representatives reasonable access, upon reasonable prior notice, during normal business hours to its properties, contracts, books, records and personnel and other documents and data during the period prior to the Effective Time and furnish such other information concerning its business, properties, results of operations and personnel, as Parent may reasonably request; provided, however, that the Company may restrict the foregoing access to the extent that any law, treaty, rule or regulation of any Governmental Entity applicable to the Company requires it or its Subsidiaries to restrict or prohibit access to any such properties or information; provided further, that the Company may redact the names of employees (other than the names of Company officers) from any compensation information so furnished.
          (c) No Modification of Representations and Warranties or Covenants. No information or knowledge obtained in any investigation or notification pursuant to this Section 5.4, Section 5.6 or Section 5.7 shall affect or be deemed to modify any representation or warranty contained herein, the covenants or agreements of the parties hereto or the conditions to the obligations of the parties hereto to consummate and effect the Merger under this Agreement.
     5.5 Public Disclosure.  Without limiting any other provision of this Agreement, Parent and the Company will consult with each other before issuing, and provide each other the opportunity to review, comment upon and concur with, and use all reasonable efforts to agree on any press release or public statement with respect to this Agreement and the transactions contemplated hereby, including the Merger and any Acquisition Proposal and will not issue any such press release or make any such public statement prior to such consultation and (to the extent practicable) agreement, except as may be required by applicable Legal Requirements, any listing agreement with the Nasdaq, any other applicable national or regional securities exchange or market or in connection with a Change of Recommendation permitted pursuant by Section 5.3(d) or a Permitted Parent Action pursuant to Section 5.2(b). The parties have agreed to the text of the joint press release announcing the signing of this Agreement. During the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Parent’s executive management will not make statements inconsistent with, and will use reasonable efforts to inform its sales force of, the public statements made by Parent with respect to the Company and its products and services in connection with the announcement of the transactions contemplated hereby and will instruct its sales force to act in a manner consistent with such public statements.

     5.6 Regulatory Filings; Reasonable Efforts.
          (a) Regulatory Filings. Each of Parent, Merger Sub and the Company shall coordinate and cooperate with one another and shall each use reasonable efforts to (A) take, or cause to be taken, all appropriate actions, and do or cause to be done, all things necessary, proper or advisable under applicable Legal Requirements or otherwise to consummate the Merger and the transactions contemplated hereby as promptly as practicable, (B) obtain from any Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made to avoid any action or proceeding by any Governmental Entity (including without limitation, those in connection with the HSR Act) in connection with the authorization, execution and delivery of this Agreement and the consummation of the Merger and the transactions contemplated hereby, (C) make, or cause to be made, the applications and filings required to be made under the HSR Act or any other applicable Legal Requirements in connection with the authorization, execution and delivery of this Agreement and the consummation of the Merger and the transactions contemplated hereby (including without limitation, under the Exchange Act and any other applicable federal or state Legal Requirements), and to pay any fees due of it in connection with such applications or filings, as promptly as is reasonably practicable, and in any event within ten (10) Business Days after the date hereof, and (D) comply at the earliest practicable date with any request under the HSR Act and any such other Legal Requirements for additional information, documents or other materials received by Parent or the Company or any of their respective Subsidiaries from the Federal Trade Commission or the Department of Justice or any other Governmental Entity in connection with such applications or filings or the Merger and the transactions contemplated hereby. Each of Parent and the Company will cause all documents that it is responsible for filing with any Governmental Entity under this Section 5.6(a) to comply in all material respects with all applicable Legal Requirements.
          (b) Exchange of Information. Parent, Merger Sub and the Company each shall promptly supply the other with any information which may be required in order to effectuate any filings or application pursuant to Section 5.6(a). Except where prohibited by applicable Legal Requirements, and subject to the Confidentiality Agreement and any joint defense agreement entered into between the parties or their counsel, each party to this Agreement shall (A) keep the other party informed in all material respects and on a reasonably timely basis of any written or material oral communication received by such party from, or given by such party to, any Governmental Entity, or party to a proceeding, regarding the Merger and the transactions contemplated hereby, (B) give the other party to this Agreement reasonable prior notice of any written or material oral communication with, and any proposed understanding, undertaking or agreement with, any Governmental Entity relating to the Merger and the transactions contemplated hereby, and (C) subject to applicable Legal Requirements relating to the exchange of information, each of the parties hereto shall have the right to review in advance, and to the extent practicable each will consult and cooperate with the other on, all the information that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated hereby. Neither of the parties to this Agreement shall independently participate in any meeting, or engage in any substantive conversation, with any Governmental Entity in respect of any filings or submissions with or investigation, approval process or other inquiry by any Governmental

Entity without giving the other prior notice of the meeting or conversation and, unless objected to by such Governmental Entity, the opportunity to attend or participate. The parties shall coordinate and cooperate, subject to applicable Legal Requirements, with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with all meetings, actions and proceedings under or relating to any such application or filing. The Company will not make any material proposals relating to, or enter into, any material understanding, undertaking or agreement with any Governmental Entity relating to the Merger and the transactions contemplated hereby without Parent’s prior review and approval, and Parent will not make any such material proposal or enter into any such material understanding, undertaking or agreement relating to the Merger without Company’s prior review and approval, provided, however, that if such understanding, undertaking or agreement is to take effect only upon the consummation of the Merger, Parent shall have no obligation to obtain Company’s prior approval but shall consult in advance with Company with respect thereto.
          (c) Reasonable Efforts. Each of the Company and Parent shall, and shall cause their respective controlled affiliates to, cooperate in good faith with all Governmental Entities and use their reasonable efforts to (A) cause the expiration of the notice periods under the HSR Act and any other Laws with respect to the Merger and the transactions contemplated hereby as promptly as is reasonably practicable after the execution of this Agreement, (B) resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the Merger and the transactions contemplated hereby and (C) undertake any reasonable actions required to lawfully complete the Merger and the transactions contemplated hereby. Except where prohibited by applicable Legal Requirements, Parent shall be entitled to lead any proceedings or negotiations with any Governmental Entity related to the foregoing, provided that it shall afford the Company the opportunity to participate therein. Notwithstanding the foregoing, neither the Company nor Parent shall be required to take (and, for the avoidance of doubt, the Company shall not take without Parent’s consent) any action which (x) is reasonably likely to have a material adverse effect on the condition (financial or otherwise), business, assets, liabilities or results of operations of either Parent (or any of its subsidiaries), the Company (or any of its subsidiaries) or the Surviving Corporation, taken individually or in the aggregate, (any such action, a “Burdensome Condition”) or (y) is not conditioned on the consummation of the Merger. Notwithstanding anything in this Agreement to the Contrary, neither the Company nor Parent shall be required to contest through litigation any objection, action or proceeding by any Governmental Entity.
     5.7 Notification of Certain Matters.
          (a) By the Company. The Company shall give prompt notice to Parent and Merger Sub of any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate, or any failure of the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Section 6.3(a) or 6.3(b) would not be satisfied.

          (b) By Parent. Parent and Merger Sub shall give prompt notice to the Company of any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate, or any failure of Parent to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Section 6.2(a) or 6.2(b) would not be satisfied.
          (c) From the date of this Agreement until the Effective Time, each of Parent and the Company shall promptly notify the other in writing of any pending or, to the Knowledge of Parent or the Company (as the case may be), threatened action, suit, arbitration or other proceeding or investigation by any Governmental Entity or any other person (x) challenging or seeking material damages in connection with the Merger or the transactions contemplated hereby or (y) seeking to restrain or prohibit the consummation of the Merger or otherwise limit in any material respect the right of Parent or any Subsidiary of Parent to own or operate all or any portion of the businesses or assets of the Company or any Subsidiary of the Company.
     5.8 Third-Party Consents.  The Company and Parent shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, reasonable efforts to obtain any third party consents, (A) necessary, proper or advisable to consummate the transactions contemplated in this Agreement (including the Second Merger at and following such time as the structure of the business combination is altered to include the Second Merger pursuant to Section 1.1(b)), (B) required to be disclosed in the Company Disclosure Letter (including pursuant to the Supplement Letter) or the Parent Disclosure Letter, as applicable, or (C) required to prevent a Company Material Adverse Effect from occurring prior to or after the Effective Time or a Parent Material Adverse Effect from occurring after the Effective Time; provided, however, that the Company and Parent shall coordinate and cooperate in determining whether any actions, consents, approvals or waivers are required to be obtained from parties to any Company Scheduled Contracts in connection with the consummation of the Merger and seeking any such actions, consents, approvals or waivers; provided, further, that in no event shall the Company or any Subsidiary of the Company be required to pay prior to the Effective Time, and shall not pay or commit to pay without Parent’s consent, a material amount in respect of, any fee, penalty or other consideration to any person to obtain any such consent, approval or waiver.
     5.9 Equity Awards and Employee Benefits.
          (a) Assumption of Stock Options.
               (i) At the Effective Time, each then outstanding Company Option, whether or not exercisable at the Effective Time and regardless of the respective exercise prices thereof, will be assumed by Parent. Each Company Option so assumed by Parent under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Option (including any applicable stock option agreement or other document evidencing such Company Option or another Company Employee Plan or Employee Agreement with the Company in effect as of the date hereof and disclosed on Section 2.12(a) of the Company Disclosure Letter) immediately prior to the Effective Time (including any repurchase rights or vesting provisions), except that (i) each Company Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were subject to such Company Option immediately prior to the Effective Time multiplied by the Option Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Option will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock of such Company Option immediately prior to the Effective Time by the Option Exchange Ratio, rounded up to the nearest whole cent. Each assumed Company Option shall be vested and exercisable immediately following the Effective Time as to the same percentage of the total number of shares subject thereto as it was vested and exercisable as to immediately prior to the Effective Time, except to the extent such Company Option by its terms in effect prior to the date hereof or the terms of any Company Employee Plan or Employee Agreement (as in effect on the date hereof and set forth on Section 2.12(a) of the Company Disclosure Letter) provides for acceleration of vesting. As soon as reasonably practicable, Parent will use all reasonable efforts to issue to each Person who holds an assumed Company Option a document evidencing the foregoing assumption of such Company Option by Parent. In the case of any Company Option to which Section 421 of the Code applies by reason of its qualification under Section 422 of the Code, the per share exercise price of the option, the number of shares of Parent Common Stock subject to such option and the terms and conditions of exercise of such option shall be determined in order to comply with Section 424 of the Code and satisfy the requirements of Section 424(a) of the Code and Treasury Regulation Section 1.424-1, and each Company Option will be adjusted in a manner so as not to cause such Company Option to constitute a deferral of compensation subject to Section 409A of the Code solely as a result of such assumption and conversion and otherwise in accordance with the exemption for stock options under Section 409A of the Code. For purposes of this Agreement, “Option Exchange Ratio” shall mean the sum of (x) the Per Share Stock Amount plus (y) the quotient obtained by dividing (A) the Per Share Cash Amount by (B) the average closing sale price of one share of Parent Common Stock for the ten (10) most recent trading days that Parent Common Stock has traded ending on the last trading day prior to the Closing Date, as reported on the Nasdaq Stock Market’s Global Market.
               (ii) Following the Effective Time, Parent will be able to grant stock awards, to the extent permissible by applicable Legal Requirement and Nasdaq regulations, under the terms of the Company Stock Plans or the terms of another plan adopted by Parent to issue the reserved but unissued shares of Company Common Stock under such Company Stock Plans and the shares to the unexercised portions of any award granted thereunder that expires, terminates or is canceled, and shares of Company Common Stock issued pursuant to an award that are reacquired by Parent pursuant to the terms of the award under which such shares were issued that would otherwise return to the Company Stock Plans pursuant to its terms, will return and may be used for awards to be granted under the Company Stock Plans), except that (i) shares of Company Common Stock covered by such awards will be shares of Parent Common Stock and (ii) all references to a number of shares of Company Common Stock will be (A) changed to reference Parent Common Stock and (B) converted to a number of shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock multiplied by the Option Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock. This Section 5.9(a)(ii) does not require the Company or its Subsidiaries to take any affirmative action to permit Parent to be able to grant awards under the Company Stock Plans following the Closing Date. However, neither the Company nor any of its Subsidiaries shall take any action that would otherwise preclude Parent from being able to grant awards under the Company Stock Plans, including adopting resolutions to terminate such Company Stock Plans (other than grants of Company Options permitted by this Agreement).
          (b) Termination of Certain Company Employee Plans. Effective no later than the date immediately preceding the Closing Date, the Company and its Subsidiaries, as applicable, shall each terminate any and all group severance, separation or salary continuation plans, programs or arrangements except as otherwise provided in Section 5.9(d), qualified plans maintained by the Company or any Subsidiary that include a Code Section 401(k) arrangement (unless Parent provides written notice to the Company at least five (5) business days prior to the Closing Date that such 401(k) plans shall not be terminated) (collectively, “Terminating Employee Plans”). Unless Parent provides such written notice to the Company, the Company shall provide Parent with evidence that such Terminating Employee Plan(s) have been terminated (effective as of the day immediately preceding the Closing Date) pursuant to resolutions of the Company’s Board of Directors or other authorized actions. The form and substance of such resolutions or other actions shall be subject to review and approval of Parent (such review to be timely and not unreasonably withheld). The Company shall take such other actions in furtherance of terminating such Terminating Employee Plan(s) as Parent may reasonably require.
          (c) As of and following the Closing Date, Parent will take all action necessary and appropriate to ensure that, following the Effective Time, Parent or the Surviving Corporation provide, or cause to be provided, to permit the employees of the Company and its Subsidiaries as of the Effective Time (the “Company Employees”) who remain employed by Parent, the Surviving Corporation or its Subsidiaries after the Effective Time (the “Continuing Employees”), to participate in the employee welfare benefit plans, programs or policies (including without limitation any vacation, sick, per personal time off plans or programs, medical, dental, vision, accident, life, disability and other employee welfare benefits) maintained by Parent and any plan of Parent intended to qualify within the meaning of Section 401(a) of the Code, in each case on terms substantially no less favorable in the aggregate than those provided to similarly situated employees of Parent, including with respect to geographical location (with comparability being determined based upon the Continuing Employee’s responsibilities immediately prior to the Effective Time). Following the Closing Date, each such Continuing Employee will, to the extent permitted by law and applicable tax qualification requirements, and subject to any applicable break in service or similar rule, receive credit for purposes of eligibility to participate and vesting (but not benefit accruals) under such plan for years of service with the Company including predecessor employers prior to the Closing Date; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits or to the extent that such service was not recognized under the corresponding Company Employee Plan. Parent will cause any and all pre-existing condition (or actively at work or similar) limitations, eligibility waiting periods and evidence of insurability requirements under the group health plans of Parent in which Continuing Employees and their eligible dependents will participate to be waived (or shall provide such Continuing Employees with credit towards eligibility waiting periods for service with the Company including predecessor employers prior to the Closing Date) and shall provide them with credit for any co-payments and deductibles (or similar payments) made during the plan year including the Closing Date for the purposes of satisfying any applicable deductible, out-of-pocket, or similar requirements under any such plans; provided, however, that no credit will be given for co-payments and deductibles (or similar payments) made during a plan year of a corresponding Company Employee Plan completed prior to the date Continuing Employees are transitioned to the group health plans of Parent.
          (d) From and after the Effective Time, unless otherwise agreed to in a writing approved by Parent by each Employee who is a party to such plan or agreement, Parent will, or will cause the Surviving Corporation to, honor, in accordance with their terms, the employment severance, retention and change of control plans and agreements, dated as of or prior to September 28, 2007, between the Company and any Employee or director or in which any Employee or director is eligible to participate and set forth on Section 5.9(d) of the Company Disclosure Letter. Parent acknowledges that consummation of the Merger shall constitute a “Change of Control” as defined in such agreements.
          (e) Without limiting the generality of Section 8.5, or any specific applicability thereof, with respect to the legal enforceability of the foregoing, this Section 5.9 is intended to be for the sole benefit of the parties to this Agreement and this Section 5.9 is not intended to confer upon any other person any rights or remedies hereunder.
          (f) As soon as practicable after the date of this Agreement and in any event prior to the Closing Date, the Company shall, at Parent’s request, use reasonable efforts to assist Parent with its efforts to enter into an offer letter and related agreements with certain Company employees, which offer letter and related agreements shall contain such terms and conditions as may be agreed to by Parent and such Employee.
     5.10 Form S-8.  Parent agrees to file with the SEC, no later than ten (10) business days after the date on which the Effective Time occurs, a registration statement on Form S-8 (or any successor form), if available for use by Parent, relating to the shares of Parent Common Stock issuable with respect to assumed Company Options eligible for registration on Form S-8 and shall use all reasonable efforts to maintain the effectiveness of such registration statement thereafter for so long as any of such options or other rights remain outstanding.
     5.11 Indemnification.
          (a) Indemnity. Subject to applicable Legal Requirements under Delaware Law, from and after the Effective Time, Parent agrees to cause the Surviving Corporation to maintain and honor all indemnification arrangements in place for all past and present directors, officers, employees and agents of the Company and its Subsidiaries (“Indemnified Parties”) as of the date of this Agreement under the Company Governing Documents and the indemnification agreements set forth on Section 5.11 of the Company Disclosure Letter (or other agreements, on the same terms as those set forth in the Company’s standard form director and officer indemnification agreement as provided to Parent prior to the execution of this Agreement, entered into by new officers or directors of the Company appointed after the date hereof), for acts or omissions occurring at or prior to the Effective Time; provided, however, that Parent agrees to, and to cause the Surviving Corporation to, indemnify and hold harmless such persons to the fullest extent permitted by applicable Legal Requirements under Delaware Law for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby. The Certificate of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Certificate of Incorporation and Bylaws of the Company as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of Indemnified Parties, unless such modification is required by law. Any indemnification agreements set forth on Section 5.11 of the Company Disclosure Letter (or other agreements, on the same terms as those set forth in the Company’s standard form director and officer indemnification agreement as provided to Parent prior to the execution of this Agreement, entered into by new officers or directors of the Company appointed after the date hereof) with Indemnified Parties in existence on the date of this Agreement shall be assumed by the Surviving Corporation in the Merger, without any further action, and shall survive the Merger and continue in full force and effect in accordance with their terms.
          (b) Insurance. Parent will cause the Surviving Corporation to maintain a directors’ and officers’ insurance and indemnification policy which will cover those persons who are covered by the Company’s directors’ and officers’ insurance and indemnification policy as of the date hereof for events occurring prior to the Effective Time (“D&O Insurance”) on terms no less favorable than those applicable to the current directors and officers of the Company (from the same insurance carrier that provides the Company’s D&O Insurance or a comparable insurance carrier) for a period of six (6) years; provided, however, that in no event will the Surviving Corporation be required to pay an annual premium in excess of two hundred percent (200%) of the annual premium currently paid by the Company for such coverage (and to the extent the annual premium payable by the Surviving Corporation would exceed two hundred percent (200%) of the annual premium currently paid by the Company for such coverage, the Surviving Corporation shall cause to be maintained the maximum amount of coverage as is available for such two hundred percent (200%) of such annual premium). The provisions of the immediately preceding sentence shall be deemed to have been satisfied if the Company obtained, at or prior to the Effective Time, prepaid (or “tail”) D&O Insurance covering each current officer and director on terms no less favorable than those of such policies in effect on the date of this Agreement and Parent or the Surviving Corporation continue to maintain such policies; provided, however, that, without the prior written consent of Parent, the Company may not expend therefor in excess of 200% of the last annual premium paid by the Company for coverage for the period of twelve (12) months most recently commenced prior to the date of this Agreement.
          (c) Third-Party Beneficiaries. The obligations under this Section 5.11 shall not be terminated or modified in such a manner as to affect adversely any indemnitee to whom this Section 5.11 applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 5.11 applies and their respective heirs, successors and assigns shall be express third-party beneficiaries of this Section 5.11). In the event the Surviving Corporation (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that such obligations set forth in this Section 5.11 are assumed by such continuing or surviving corporation or entity or transferee of such assets, as the case may be, or in the sole discretion of Parent, by Parent or any Subsidiary of Parent that is at such time at least as creditworthy as the Surviving Corporation.
     5.12 Nasdaq Listing.  Prior to the Effective Time, Parent agrees to use its reasonable efforts to authorize for listing on Nasdaq the shares of Parent Common Stock issuable, and those required to be reserved for issuance, in connection with the Merger, subject to official notice of issuance.
     5.13 Company Affiliates; Restrictive Legend.  Section 5.13 of the Company Disclosure Letter sets forth a list of those persons who may be deemed to be, in the Company’s reasonable judgment, affiliates of the Company within the meaning of Rule 145 promulgated under the Securities Act (each, a “Company Affiliate”) as of the date hereof. The Company will provide Parent with such information and documents as Parent reasonably requests for purposes of reviewing such list. The Company will use all reasonable efforts to deliver or cause to be delivered to Parent, as promptly as practicable on or following the date hereof, from each Company Affiliate an executed affiliate agreement pursuant to which such affiliate shall agree to be bound by the provision of Rule 145 promulgated under the Securities Act, in a form prepared by Parent and reasonably acceptable to the Company (the “Affiliate Letter”). Parent will give stop transfer instructions to its transfer agent with respect to any Parent Common Stock received pursuant to the Merger by any Company Affiliate and there will be placed on the certificates representing such Parent Common Stock, or any substitutions therefor, a legend stating in substance that the shares were issued in a transaction to which Rule 145 promulgated under the Securities Act applies and may only be transferred (i) in conformity with Rule 145 or (ii) in accordance with a written opinion of counsel, reasonably acceptable to Parent in form and substance, that such transfer is exempt from registration under the Securities Act.
     5.14 Treatment as Reorganization.  None of Parent, Merger Sub or the Company shall, and they shall not permit any of their respective Subsidiaries to, take any action prior to or following the Closing that would prevent the Merger from qualifying as a reorganization with the meaning of Section 368(a) of the Code. Each of Parent, Merger Sub and the Company agrees to use all reasonable efforts in order for the Company and Parent to obtain the tax opinions referenced in Section 6.1(e) (the “Tax Opinions”). At or prior to the Closing Date, Parent, the Company and Merger Sub shall, as of the Effective Time, execute and deliver to the counsel rendering the Tax Opinions the tax representation letters either in the forms set forth in Exhibit B-1, or in the forms set forth in Exhibit B-2. Each Party will report the Merger as a reorganization within the meaning of Section 368(a) of the Code for all Tax purposes, including attaching the statement described in Treasury Regulations Section 1.368-3(a) on or with its return for the taxable year of the Merger.

     5.15 Section 16 Matters .  Prior to the Effective Time, the Company shall take all such steps as may be required (to the extent permitted under applicable Legal Requirements) to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by Article I of this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.
     5.16 Merger Sub Compliance.  Parent shall cause Merger Sub to comply with all of Merger Sub’s obligations under or relating to this Agreement. Merger Sub shall not engage in any business which is not in connection with the merger of Merger Sub with and into the Company pursuant to this Agreement.
     5.17 Fairness Opinion.
     Promptly following (and in any event within 10 days) following the date of this Agreement, the Company shall deliver a written copy of the Goldman Fairness Opinion to Parent.
ARTICLE VI
CONDITIONS TO THE MERGER
     6.1 Conditions to the Obligations of Each Party to Effect the Merger.  The respective obligations of each party to this Agreement to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any of which may be waived, in writing, by mutual agreement of Parent and the Company to the extent permitted by applicable Legal Requirements:
          (a) Stockholder Approval. This Agreement shall have been adopted by the Required Company Stockholders. The Share Issuance shall have been approved by the Required Parent Stockholders.
          (b) No Order. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which (i) is in effect and (ii) has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.
          (c) Registration Statement Effective; Prospectus/Joint Proxy Statement. The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Prospectus/Joint Proxy Statement, shall have been initiated or threatened in writing by the SEC.
          (d) HSR Act. All waiting periods (and any extension thereof) under the HSR Act relating to the transactions contemplated hereby will have expired or terminated early. All other material foreign antitrust approvals or requirements required by applicable Legal Requirements to be obtained or satisfied prior to the Merger in connection with the transactions contemplated hereby shall have been obtained or satisfied, as applicable.
          (e) Tax Opinions. Parent and the Company shall each have received written tax opinions from their respective tax counsel (with respect to Parent, Wilson Sonsini Goodrich & Rosati, Professional Corporation or such other nationally-recognized law firm selected by Parent and, with respect to the Company, Latham & Watkins, LLP, or such other nationally-recognized law firm selected by the Company), in form and substance reasonably satisfactory to them, to the effect that the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code and such opinions shall not have been withdrawn; provided, however, if the above-referenced counsel to the Company does not render such opinion to the Company, then, this condition shall be deemed satisfied if Parent causes such tax opinion to be delivered to the Company from alternative tax counsel working at a nationally-recognized law firm (other than by the firm rendering such tax opinion to Parent); provided, further, however, if the above-referenced counsel to Parent does not render such opinion to Parent, then this condition shall be deemed satisfied if the Company causes such tax opinion to be delivered to Parent by a nationally-recognized law firm (other than by the firm rendering such tax opinion to the Company)
          (f) Nasdaq Listing. The shares of Parent Common Stock to be issued in the Merger and the transactions contemplated hereby shall have been authorized for listing on Nasdaq, subject to official notice of issuance.
     6.2 Additional Conditions to the Obligations of the Company.  The obligation of the Company to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:
          (a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct on the date hereof and as of the Closing Date with the same force and effect as if made on the Closing Date (except that those representations and warranties which address matters only as of a particular date or only with respect to a particular period need only to have been true and correct on such date or with respect to such period), except, in each case or in the aggregate (other than with respect to the representations and warranties of Parent and Merger Sub contained in Sections 3.2(a)(i), 3.2(b)(i), 3.2(c), 3.2(d)(i), 3.3(a) and 3.9 which shall be true and correct in all material respects), as does not constitute a Parent Material Adverse Effect at the Effective Time (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all “Material Adverse Effect” qualifications and other qualifications based on the word “material” contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the Parent Disclosure Letter made or purported to have been made after the execution of this Agreement shall be disregarded). The Company shall have received a certificate with respect to the foregoing signed on behalf of Parent, with respect to the representations and warranties of Parent, by an authorized executive officer of Parent and a certificate with respect to the foregoing signed on behalf of Merger Sub, with respect to the representations and warranties of Merger Sub, by an authorized executive officer of Merger Sub.
          (b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and the Company shall have received a certificate with respect to the foregoing signed on behalf of Parent, with respect to the covenants of Parent, by an authorized executive officer of Parent and a certificate with respect to the foregoing signed on behalf of Merger Sub, with respect to the covenants of Merger Sub, by an authorized executive officer of Merger Sub.
          (c) Material Adverse Effect. There shall not have occurred any Effect that has had or is reasonably likely to have a Parent Material Adverse Effect since the date hereof that is continuing.
     6.3 Additional Conditions to the Obligations of Parent.  The obligations of Parent and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Parent and Merger Sub:
          (a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct on the date hereof and as of the Closing Date with the same force and effect as if made on the Closing Date (except that those representations and warranties which address matters only as of a particular date or only with respect to a particular period need only to have been true and correct on such date or with respect to such period), except, in each case or in the aggregate (other than with respect to the representations and warranties of the Company contained in Sections 2.2(a)(i), 2.2(b)(i), 2.2(c), 2.2(d)(i), 2.3(a) and 2.17 which shall be true and correct in all material respects), as does not constitute a Company Material Adverse Effect at the Effective Time (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all “Material Adverse Effect” qualifications and other qualifications based on the word “material” contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the Company Disclosure Letter made or purported to have been made after the execution of this Agreement shall be disregarded). Parent and Merger Sub shall have received a certificate with respect to the foregoing signed on behalf of the Company by an authorized executive officer of the Company.
          (b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time, and Parent and Merger Sub shall have received a certificate to such effect signed on behalf of the Company by an authorized executive officer of the Company.
          (c) Material Adverse Effect. There shall not have occurred any Effect that has had or is reasonably likely to have a Company Material Adverse Effect since the date hereof that is continuing.

          (d) No Governmental Restriction. There shall not be any pending suit, action or proceeding asserted by any Governmental Entity (i) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement, the effect of which restraint or prohibition if obtained would cause the condition set forth in Section 6.1(b) to not be satisfied or (ii) seeking to require Parent or the Company or any Subsidiary or affiliate to effect or agree to a Burdensome Condition.
ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER
     7.1 Termination.  This Agreement may be terminated at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties, and except as provided below, whether before or after the requisite approvals of the stockholders of the Company or Parent:
          (a) by mutual written consent duly authorized by the Boards of Directors of Parent and the Company;
          (b) by either the Company or Parent if the Merger shall not have been consummated by April 25, 2008 (the “Initial End Date”); provided, however, that (1) if the condition set forth in Section 6.1(d) shall not have been satisfied prior to the Initial End Date, such date shall be extended to July 25, 2008 or (2) if the condition set forth in Section 6.1(d) shall have been satisfied within seventy-five (75) days prior to the Initial End Date (the date of such satisfaction, the “Antitrust Clearance Date”), the Initial End Date shall be extended until the seventy-fifth (75th) day after the Antitrust Clearance Date (the Initial End Date, as so extended, if applicable, the “End Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party (i) whose action or failure to act has been a principal cause of or primarily resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement or (ii) that is in material breach of this Agreement;
          (c) by either the Company or Parent if a Governmental Entity of competent jurisdiction shall have issued an order, decree or ruling or taken any other action (including the failure to have taken an action), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;
          (d) by either the Company or Parent if the approval of the Required Company Stockholders to adopt this Agreement shall not have been obtained at a meeting of the Company’s stockholders duly convened therefor or at any adjournment or postponement thereof;
          (e) by either the Company or Parent if the approval of the Required Parent Stockholders of the Share Issuance shall not have been obtained at a meeting of Parent’s stockholders duly convened therefor or at any adjournment or postponement thereof;

          (f) by Parent (at any time prior to the adoption of this Agreement by the Required Company Stockholders) if a Triggering Event with respect to the Company shall have occurred;
          (g) by the Company, if (i) any representation or warranty of Parent or Merger Sub set forth in this Agreement shall have been breached or become untrue or Parent or Merger Sub has breached any covenant or agreement of Parent or Merger Sub set forth in this Agreement, (ii) such breach or misrepresentation is not cured within thirty (30) days after receipt by Parent of written notice from the Company (provided, however, that such thirty (30) day period shall not apply if such breach or misrepresentation is not curable), and (iii) such breach or misrepresentation would cause the conditions set forth in Section 6.2(a) or Section 6.2(b) not to be satisfied at the time of the occurrence of such breach or misrepresentation; provided that the Company is not then in breach of its respective warranties, covenants or agreements set forth in this Agreement such that any of the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied;
          (h) by Parent, if (i) any representation or warranty of the Company set forth in this Agreement shall have been breached or become untrue or the Company has breached any covenant or agreement of the Company set forth in this Agreement, (ii) such breach or misrepresentation is not cured within thirty (30) days after receipt by the Company of written notice from Parent (provided, however, that such thirty (30) day period shall not apply if such breach or misrepresentation is not curable), and (iii) such breach or misrepresentation would cause the conditions set forth in Section 6.3(a) or Section 6.3(b) not to be satisfied at the time of the occurrence of such breach or misrepresentation; provided that Parent is not then in breach of its respective warranties, covenants or agreements set forth in this Agreement such that any of the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied.
     For the purposes of this Agreement, a “Triggering Event,” with respect to the Company, shall be deemed to have occurred if: (i) its Board of Directors or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Parent the Company Board Recommendation, or shall have resolved to do the same, (ii) it shall have failed to include in the Prospectus/Joint Proxy Statement the Company Board Recommendation, (iii) its Board of Directors fails to reaffirm (publicly, if so requested) the Company Board Recommendation within ten (10) calendar days after Parent requests in writing that such recommendation be reaffirmed (provided, that if a tender or exchange offer relating to the Company’s securities shall have been commenced by a Person unaffiliated with Parent, such reaffirmation shall not be required less than (10) business days after such tender or exchange offer has first been published, sent or given to its security holders), (iv) its Board of Directors or any committee thereof shall have approved or recommended any Acquisition Proposal or publicly proposed to submit to the vote of its stockholders any Acquisition Proposal, (v) the Company shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Acquisition Proposal; or (vi) a tender or exchange offer relating to the Company’s securities shall have been commenced by a Person unaffiliated with Parent and the Company shall not have published, sent or given to its security holders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published, sent or given, a statement disclosing that the Board of Directors of the Company recommends rejection of such tender or exchange offer.
     7.2 Notice of Termination; Effect of Termination.  Any termination of this Agreement under Section 7.1 above will be effective immediately upon the delivery of a valid written notice of the terminating party to the other party hereto. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect and there shall be no liability or obligation on the part of Parent or the Company or their respective Subsidiaries, officers or directors, except (i) as set forth in Section 5.4(a), this Section 7.2, Section 7.3 and Article VIII, each of which shall survive the termination of this Agreement and (ii) with respect to any liabilities or damages incurred or suffered by a party as a result of the willful and material breach by the other party of any of its representations, warranties, covenants or other agreements set forth in this Agreement, nothing in this Agreement shall relieve any party from any liability for such willful and material breach (it being understood that any such liability or damages for which the Company may become liable shall be calculated net of the amount of the Company Termination Fee, if, and to the extent, paid by the Company). No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.
     7.3 Fees and Expenses.
          (a) General. Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated; provided, however, that Parent and the Company shall share equally all fees and expenses, other than attorneys’ and accountants’ fees and expenses which fees shall be paid for by the party incurring such expense, incurred in relation to the printing and filing (with the SEC) of the Prospectus/Joint Proxy Statement (including any preliminary materials related thereto) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto.
          (b) Termination Fee.
               (i) Company Payment.
                    (1) In the event that this Agreement is terminated by Parent pursuant to Section 7.1(f), then the Company shall pay Parent a termination fee of $11.8 million (the “Company Termination Fee”) within three (3) Business Days of such termination.
                    (2) In the event that (A) this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b), (B) an Acquisition Proposal had been made publicly or privately to the Company after the date hereof and not withdrawn prior to the date of such termination and (C) within twelve (12) months of such termination the Company enters into a definitive agreement for, or consummates, any Acquisition, then the Company shall pay Parent, upon the consummation of such Acquisition, an amount equal to the Company Termination Fee.

                    (3) In the event that (A) this Agreement is terminated by Parent or the Company pursuant to Section 7.1(d), (B) an Acquisition Proposal had been publicly announced prior to the Company Stockholders’ Meeting and not withdrawn prior to the date of such meeting and (C) within twelve (12) months of such termination the Company enters into a definitive agreement for, or consummates, any Acquisition, then the Company shall pay Parent, upon the consummation of such Acquisition, an amount equal to the Company Termination Fee.
                    (4) In the event that (A) this Agreement is terminated by Parent pursuant to Section 7.1(h), (B) an Acquisition Proposal had been made publicly or privately to the Company prior to the occurrence of the breach giving rise to the right to terminate pursuant to such section and not withdrawn prior to the date of such termination and (C) within twelve (12) months of such termination the Company enters into a definitive agreement for, or consummates, any Acquisition, then the Company shall pay Parent, upon the consummation of such Acquisition, an amount equal to the Company Termination Fee.
               (ii) Interest and Costs; Other Remedies. The Company acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if the Company fails to pay in a timely manner the amounts due pursuant to this Section 7.3, and, in order to obtain such payment, Parent makes a claim that results in a judgment against the Company for the amounts set forth in this Section 7.3, the Company shall pay to Parent the reasonable costs and expenses of Parent (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 7.3 at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made. Payment of the fees described in this Section 7.3 shall not be in lieu of damages incurred and otherwise recoverable in the event of breach of this Agreement; provided, however, any fees paid pursuant to this Section 7.3 shall be credited (without duplication) against the amounts otherwise payable by the Company to Parent hereunder.
               (iii) Certain Definitions. For the purposes of this Section 7.3 only, “Acquisition,” with respect to the Company, shall mean any of the following transactions (other than the transactions contemplated by this Agreement): (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the party pursuant to which the stockholders of the party immediately preceding such transaction hold less than fifty percent (50%) of the aggregate equity interests in the surviving or resulting entity of such transaction or any resulting direct or indirect parent or subsidiary entity thereof, as a result of such transaction, (ii) a sale or other disposition by the party of assets representing in excess of fifty percent (50%) of the aggregate fair market value of the party’s business immediately prior to such sale, or (iii) the acquisition by any Person or group (including by way of a tender offer or an exchange offer or issuance by the party or such Person or group), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of fifty percent (50%) of the voting power of the then outstanding shares of capital stock of the party.

     7.4 Amendment.  Subject to applicable Legal Requirements, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time prior to the Effective Time; provided, however, after the adoption of this Agreement by the Company’s stockholders or after the approval of the Share Issuance by Parent’s stockholders as contemplated by this Agreement, no amendment shall be made which by law or in accordance with the rules of any relevant stock exchange requires further approval by the stockholders of the Company or Parent, respectively, without such further stockholder approval. This Agreement may not be amended except by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company; provided, however, that the addition of a Subsidiary of Parent as a party hereto pursuant to Section 1.1(b) of this Agreement shall not require the consent of any party hereto.
     7.5 Extension; Waiver.  At any time prior to the Effective Time Parent and Merger Sub on the one hand and the Company, on the other hand, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed: (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto, and (iii) waive compliance by the other with any of the agreements or conditions for the benefit of such party contained herein; provided, however, that after the adoption of this Agreement by the Company’s stockholders or after the approval of the Share Issuance by Parent’s stockholders, as contemplated by this Agreement, there may not be any extension or waiver of this Agreement or any portion thereof which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by such stockholders. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.
ARTICLE VIII
GENERAL PROVISIONS
     8.1 Non-Survival of Representations and Warranties.  The representations, warranties and covenants of the Company, Parent and Merger Sub contained in this Agreement, or any instrument delivered pursuant to this Agreement, shall terminate at the Effective Time, except that the covenants that by their terms survive the Effective Time and this Article VIII shall survive the Effective Time.
     8.2 Notices.  All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally, (ii) on the date of confirmation of receipt (or, the first business day following such receipt if such date is not a business day) of transmission by facsimile (but only if followed by transmittal by a nationally recognized overnight carrier for delivery on the next business day), or (iii) on the date of confirmation of receipt (or, the first business day following such receipt if such date is not a business day) if delivered by a nationally recognized overnight courier service. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:
          (a) if to Parent or Merger Sub, to:
Omniture, Inc.
550 East Timpanogos Circle
Orem, Utah 84097
Attention: Chief Legal Officer
Telephone No.: 801.722.7000
Facsimile No.: 801.722.7005
with copies to:
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
Attention: Martin W. Korman
               Robert G. O’Connor
               Bradley L. Finkelstein
Telephone No.: (650) 493-9300
Facsimile No.: (650) 493-6811
if to the Company, to:
Visual Sciences, Inc.
10182 Telesis Court, 6th Floor
San Diego, California 92121
Attention: Dru Greenhalgh
Telephone No.: (858) 754-2710
Facsimile No.: (858) 546-0695
with copies to:
Latham & Watkins LLP
12636 High Bluff Drive, Suite 400
San Diego, California 92130
Attention: Barry M. Clarkson
Telephone No.: (858)523-5406
Facsimile No.: (858) 523-5450

     8.3 Interpretation; Knowledge.
          (a) When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a section of this Agreement unless otherwise indicated. For purposes of this Agreement: (i) the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation”; (iii) the words “hereof,” “herein,” “hereto” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (iii) references herein to “party” or “parties” shall mean a party or the parties to this Agreement unless the context provides otherwise; (iv) the table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement; (v) the meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders, (vi) a reference to any party to this Agreement or any other agreement or document shall include such party’s successors and permitted assigns, (vii) a reference to any Legal Requirement or to any provision of any Legal Requirement shall include any amendment to, and any modification or re-enactment thereof, any provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto, (viii) all references to “$” or “dollars” shall be deemed references to United States dollars and (ix) capitalized terms used and not defined in the exhibits, annexes and schedules attached to this Agreement shall have the respective meanings set forth in this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all such entity and its Subsidiaries, taken as a whole.
          (b) For purposes of this Agreement, the term “Knowledge” means, with respect to any matter in question, as of the date hereof and, for the purposes of Article VI, as of the Closing Date, (i) with respect to Parent, that any of Joshua G. James, Michael S. Herring and Shawn J. Lindquist has actual knowledge of and (ii) with respect to the Company, that any of James W. MacIntyre, IV, Claire Long, Dru Greenhalgh, Sheryl Roland or David Rosenthal has actual knowledge of.
          (c) For purposes of this Agreement, the term “Company Material Adverse Effect” means any change, circumstance, event or effect (each an “Effect”) that is (i) materially adverse to the business, financial condition, assets, liabilities or results of operations of the Company and the Company’s Subsidiaries, taken as a whole or (ii) materially impedes the consummation of the transactions contemplated by this Agreement in accordance with the terms hereof and all applicable Legal Requirements; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and that none of the following shall be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: (A)  any adverse Effect, including loss of revenues or bookings (1) to the extent attributable in whole or in part to the announcement or pendency of the Merger (provided that the exception in this clause (A)(1) shall not apply to the use of the term “Material Adverse Effect” in Section 6.3(a) with respect to the representations and warranties contained in Section 2.3, Section 2.7(j)(ii) and

2.7(j)(iii), the last sentence of Section 2.7(q), Section 2.9(a), Section 2.10 and Section 2.12(h)) or (2) to the extent existing customers or new purchasers select Parent’s products or services in lieu of the Company’s products or services; (B) any adverse Effect attributable to conditions generally affecting the web analytics industry, the U.S. economy or any of the foreign economies in any locations where the Company or any of the Company’s Subsidiaries has material operations or sales which do not materially disproportionately affect the Company or the applicable Company Subsidiaries; (C) any employee departures after the date hereof; (D) any adverse Effect arising from or relating to compliance with the terms of this Agreement; (E) changes in GAAP or regulatory accounting principles after the date hereof; (F) changes in law after the date hereof; or (G) earthquakes, fires, floods, hurricanes, tornadoes or similar catastrophes, or acts of war, sabotage, terrorism, military action or any escalation or worsening thereof after the date hereof, and whether or not pursuant to the declaration of national emergency or war.
          (d) For purposes of this Agreement, the term “Parent Material Adverse Effect” means any Effect that is (i) materially adverse to the business, financial condition, assets, liabilities, or results of operations of Parent and Parent’s Subsidiaries, taken as a whole or (ii) materially impedes the consummation of the transactions contemplated by this Agreement in accordance with the terms hereof and all applicable Legal Requirements; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and that none of the following shall be taken into account in determining whether there has been or will be, a Parent Material Adverse Effect: (A) any adverse Effect, including loss of revenues or bookings, to the extent attributable in whole or in part to the announcement or pendency of the Merger (provided that the exception in this clause (A) shall not apply to the use of the term “Material Adverse Effect” in Section 6.2(a) with respect to the representations and warranties contained in Section 3.3, Section 3.7(a) and Section 3.11); (B) any adverse Effect attributable to conditions generally affecting the web analytics industry, the U.S. economy or any of the foreign economies in any locations where Parent or any of Parent’s Subsidiaries has material operations or sales which do not materially disproportionately affect Parent or the applicable Parent Subsidiaries; (C) any employee departures after the date hereof; (D) any adverse Effect arising from or relating to compliance with the terms of this Agreement; (E) changes in GAAP or regulatory accounting principles after the date hereof; (F) changes in law after the date hereof; or (G) earthquakes, fires, floods, hurricanes, tornadoes or similar catastrophes, or acts of war, sabotage, terrorism, military action or any escalation or worsening thereof after the date hereof, and whether or not pursuant to the declaration of national emergency or war.
          (e) For purposes of this Agreement, the term “Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.
     8.4 Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.
     8.5 Entire Agreement; Third-Party Beneficiaries.  This Agreement and all exhibits and attachments hereto, including the Company Disclosure Letter, the Parent Disclosure Letter, the Voting Agreements, the Confidentiality Agreement and the Tax Representation Letters (i) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement and (ii) are not intended to confer upon any other Person any rights or remedies hereunder, except as specifically provided, following the Effective Time, in Section 5.11.
     8.6 Severability.  In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to negotiate in good faith to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.
     8.7 Other Remedies; Specific Performance.
          (a) Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.
          (b) Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.
     8.8 Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.
     8.9 Jurisdiction.  Each of the parties hereto irrevocably and unconditionally agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the exclusive personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Legal Requirements, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject mater hereof, may not be enforced in or by such courts.
     8.10 Rules of Construction.  The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.
     8.11 Assignment .  No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Any purported assignment in violation of this Section 8.11 shall be void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.
     8.12 Waiver of Jury Trial.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED BY THE PARTIES IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.12.

[SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

OMNITURE, INC.

By:	/s/ Joshua G. James

Name: Joshua G. James
Title: Chief Executive Officer

VOYAGER MERGER CORP.

By:	/s/ Michael S. Herring

Name: Michael S. Herring
Title: Chief Financial Officer

VISUAL SCIENCES, INC.

By:	/s/ James W. MacIntyre, IV

Name: James W. MacIntyre, IV
Title: President and Chief Executive Officer
****AGREEMENT AND PLAN OF REORGANIZATION****